                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                  ___________________________________________

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                   UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 _____________________________________________

                           Consolidated Edison, Inc.
                                 4 Irving Place
                           New York, New York  10003

                     (Name of company filing this statement
                  and address of principal executive offices)

                                      None

                 (Name of top registered holding company parent
                        of each applicant or declarant)

Peter A. Irwin                               John L. Carley
Consolidated Edison, Inc.                    Orange and Rockland Utilities, Inc.
4 Irving Place                               One Blue Hill Plaza
New York, New York  10003                    Pearl River, New York  10965
(212) 460-4600                               (914) 352-6000

                    (Name and address of agents for service)

The Commission is requested to mail copies of all notices, orders and communications in connection with this Application to:

                                 J.A. Bouknight
                                Douglas G. Green
                                James B. Vasile
                             Steptoe & Johnson LLP
                          1330 Connecticut Avenue, NW
                          Washington, D.C.  20036-1795
                                 (202) 429-3000

                               TABLE OF CONTENTS

       INTRODUCTION...........................................................   1

I.     ITEM 1.  DESCRIPTION OF THE PROPOSED TRANSACTION.......................   2

       A.   Description of the Parties and the New York Power Pool............   2

            1.   CEI..........................................................   2

            2.   Orange and Rockland..........................................   8

            3.   The New York Power Pool......................................  12

       B.   Description of the Merger.........................................  14

            1.   Background of the Merger.....................................  14

            2.   Description of the Merger Agreement..........................  19

II.    ITEM 2:  FEES, COMMISSIONS AND EXPENSES................................  24

III.   ITEM 3:  APPLICABLE STATUTORY PROVISIONS...............................  26

       A.   The Merger Meets the Requirements of Section 10(b) of the Act.....  27

            1.   Section 10(b)(1) -- Interlocking Relations...................  27

            2.   Section 10(b)(1) -- Concentration of Control.................  28

                 a.    Size...................................................  29

                 b.    Efficiencies and Economies.............................  30

                 c.    Competitive Effects....................................  31

            3.   Section 10(b)(2) -- The Consideration Is Fair and Reasonable.  32

            4.   The Fees Associated With the Merger Are Reasonable...........  35

            5.   The Capital Structure Is Not Unduly Complex..................  37

       B.   The Merger Meets the Requirements of Section 10(c)................  42

            1.   Section 10(c)(1).............................................  43

                  a.  Compliance with Section 8...............................  43

                  b.  No Detriment to the Carrying Out of Section 11..........  43

                      (1)  The Electric Utility Systems.......................  47

                      (2)  The Gas Utility Systems............................  51

                      (3)  "De Facto" Integration of the Electric and
                           Gas Systems........................................  54

                      (4)  Exemption of CEI Following the Merger..............  58

            2.   Section 10(c)(2) -- Economic and Efficient Development of an
                 Integrated Public Utility System.............................  65

            3.   Section 10(f)................................................  68

IV.    ITEM 4:  REGULATORY APPROVALS..........................................  69

       A.    Antitrust........................................................  69

       B.    Federal Energy Regulatory Commission.............................  69

       C.    State Public Utility Commissions.................................  71

V.     ITEM 5:  PROCEDURE.....................................................  73

VI.    ITEM 6:  EXHIBITS AND FINANCIAL STATEMENTS.............................  73

VII.   ITEM 7:  INFORMATION AS TO ENVIRONMENTAL EFFECTS.......................  76

VIII.  SIGNATURE..............................................................  76


                                  INTRODUCTION

     Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), Consolidated Edison, Inc. ("CEI"), a New York public utility holding company, hereby requests that the Securities and Exchange Commission ("SEC" or "Commission") authorize the acquisition of all of the issued and outstanding securities of Orange and Rockland Utilities, Inc. ("Orange and Rockland"), a New York public utility company and a holding company, pursuant to the terms of the Agreement and Plan of Merger among Orange and Rockland, CEI and C Acquisition Corp., dated as of May 10, 1998 (the "Merger Agreement"). CEI owns all of the common stock of Consolidated Edison Company of New York, Inc. ("Con Edison"), a New York electric and gas utility company under the Act. CEI is exempt from all provisions of the Act except Section 9(a)(2) thereof pursuant to Section 3(a)(1). Orange and Rockland is an electric and gas utility company and a holding company which is exempt from registration under the Act pursuant to an order of the Commission issued under Section 3(a)(2). Orange and Rockland owns two public utility subsidiaries, Rockland Electric Company ("RECO"), a New Jersey corporation that is an electric utility company under the Act, and Pike County Light & Power Company ("Pike"), a Pennsylvania corporation that is an electric and gas utility company under the Act. C Acquisition Corp. is a New York corporation and a wholly-owned subsidiary of CEI. Pursuant to the terms of the Merger Agreement, C Acquisition Corp. will be merged with and into Orange and Rockland, and Orange and Rockland will be the surviving corporation in the Merger and become a wholly-owned subsidiary of CEI, which is a New York corporation.

      The Merger is expected to produce benefits to investors and consumers and will meet all applicable standards of the Act. Among other things, CEI believes that the Merger offers significant strategic and financial benefits to each company and their respective shareholders, as well as to the communities in which they provide service. Through coordinated operations and joint infrastructure investment, Con Edison and Orange and Rockland will be able to improve the operations of the combined public utility systems. The adjacent gas and electric service territories will permit the generation of synergies and operating efficiencies that would not be available absent the Merger. Moreover, both companies are operating in an increasingly competitive utility industry and are in the process of divesting large portions of their generating assets to create competition. Those divestiture processes will continue after the Merger. The expected benefits of the Merger are discussed in detail in Item 3 below.

      For purposes of this Application, CEI and Orange and Rockland, and their operating public utility subsidiaries, may be referred to collectively as "the Companies."

I.    ITEM 1.  DESCRIPTION OF THE PROPOSED TRANSACTION


      A.   Description of the Parties and the New York Power Pool

           1.   CEI

      CEI was organized in 1997 as a New York corporation and currently is a public utility holding company exempt from all provisions of the Act except
Section 9(a)(2). CEI owns all of the issued and outstanding common stock of Con Edison, a public utility company organized and existing as a corporation under the laws of the State of New York. Con Edison supplies electric service in all of New York City (except part of the Borough of Queens) and most of Westchester County, New York, an approximate 660 square mile service territory with a population of more than 8 million. It also supplies gas in the Boroughs of Manhattan and the Bronx and parts of the Borough of Queens and Westchester County, New York, and steam in part of Manhattan. Con Edison is regulated by the New York State Public Service Commission ("NYPSC") as to retail rates, service, accounts, issuance of securities and in other respects. The Federal Energy Regulatory Commission ("FERC") has jurisdiction over Con Edison under the Federal Power Act ("FPA") in connection with electric transmission facilities and operations, wholesale sales of power and related transactions. Con Edison's principal executive office is 4 Irving Place, New York, New
York, 10003.

      Con Edison has the following subsidiaries:

      (a) Davids Island Development Corporation ("Davids Island") is organized and existing as a corporation under the laws of the State of New York. It owns real property acquired as a possible site for an electric generating plant in Dutchess and Columbia Counties in New York State. It is in the process of disposing of the property. Davids Island is a wholly-owned subsidiary of Con Edison.

      (b) D.C.K. Management Corporation is a corporation organized and existing under the laws of the State of New York that owns real property in the City of New York. It is a wholly-owned subsidiary of Con Edison.

      (c) Con Edison also owns a 28.8 percent interest in Honeoye Storage Corporation, a New York corporation that owns and operates a gas storage facility in upstate New York.

      Other CEI subsidiaries are:

      (a) Consolidated Edison Solutions, Inc. ("CES") is a wholly-owned subsidiary of CEI, organized in the State of New York that provides wholesale and retail energy and related services. CES has a 33 1/3 percent fully diluted, interest in Inventory Management & Distribution Company, Inc. ("IMD"), an energy marketing firm organized and existing under the laws of the State of Delaware. IMD's principal place of business is 5599 San Felipe, Suite 870, Houston, Texas, 77056. CES also has a 14.4 percent interest in Remote Source Lighting International, Inc. ("RSLI"), a lighting technology company organized in the State of Delaware. Its principal place of business is 32961 Calle Perfecto, San Juan Capastrano, California 92675.

      (b) Consolidated Edison Development, Inc. ("CEDI") is wholly-owned by CEI and organized and existing under the laws of the State of New York. It is in the business of investing in foreign and domestic energy and other infrastructure projects and marketing of Con Edison's technical services. CEDI has five direct subsidiaries: (i) Con Edison Development, Guatemala, Ltd. ("CEGL"), organized under the laws of the Cayman Islands and in the business of investing in energy projects in Central America; (ii) IEP Global Development, LLC (of which CEDI owns 50 percent), a limited liability company organized in Delaware to develop and acquire electric power generation, transmission and distribution projects outside of the United States; (iii) Consolidated Edison Leasing, Inc., a corporation organized in Delaware and formed to invest in lease transactions, which owns an undivided leasehold interest in a power plant in Holland through the Roca Facility Trust No. 2; (iv) CED Ada, Inc., a Delaware corporation, which owns an approximate 96 percent interest in CED/DELTA Ada, LLC, a Delaware limited liability company, which owns a 49.5 percent limited partnership interest and a 0.5 percent general partnership interest in Ada Cogeneration Limited Partnership ("ACLP") (ACLP owns a 30 megawatt gas-fired qualifying cogeneration facility under the Public Utility Regulatory Policies Act of 1978 in Ada, Michigan) and
(v) Carson Acquisition, Inc., a Delaware corporation ("Carson Acquisition") which owns an approximate 47.75 percent interest in each of CMD Carson GP, LLC and CMD Carson, LLC, each a Delaware limited liability company, which in turn own, in the aggregate, all of the limited partnership and general partnership interest in Carson Cogeneration Company, a California limited partnership ("Carson Cogen"). Carson Cogen is a lessee of a leasehold interest in a 42 megawatt qualifying cogeneration facility in Carson, California.

      CEDI owns all of the issued and outstanding shares of Con Edison Development Guatemala Acquisition and Finance, Ltd. ("CEDGAF"), a corporation organized under the laws of the Cayman Islands. At present, CEDGAF is a shell corporation, meaning that it has no assets or operations. It was organized in connection with a potential investment in Guatemala, which was never made.

      (c) Consolidated Edison Energy, Inc. is a wholly-owned subsidiary of CEI, organized under the laws of the State of New York to invest in, operate and market the output of electric energy supply facilities in the United States and to provide specialized wholesale energy services in the electric power and natural gas markets.

      (d) Consolidated Edison Communications, Inc. ("CECI") is a wholly-owned subsidiary of CEI, organized in the State of New York in late 1997 to own, operate or invest in facilities used for telecommunications or otherwise to compete in the telecommunications industry.

      CEI's common stock is listed on the New York Stock Exchange. As of October 31, 1998, CEI had outstanding 233,186,794 common shares ($.10 par value). The issued and outstanding shares of Con Edison number 235,489,650 ($2.50 par value), all of which are held by CEI.

      For the twelve months ended September 30, 1998, CEI's total operating revenues were $7.22 billion, of which approximately $5.74 billion were derived from electric operations, $1 billion from gas operations, $355 million from the steam business, and $113 million were from non-utility businesses. Consolidated assets of CEI at September 30, 1998, were approximately $14.5 billion. A more detailed summary of information concerning CEI and its subsidiaries is contained in the combined CEI and Con Edison Annual Report on Form 10-K for the year ended December 31, 1997,/1/ and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998, and September 30, 1998, which are incorporated herein by reference.

      In September 1997, the NYPSC approved a settlement agreement among Con Edison, the Staff of the NYPSC and other parties ("the Con Edison Settlement Agreement") providing for: (i) a transition to a competitive electric market through the development of a "retail access" plan, (ii) a rate plan providing for substantial retail rate reductions through March 31, 2002, (iii) a reasonable opportunity to recover "strandable costs," and (iv) the divestiture by Con Edison to

----------------------
/1/ CEI was formed in late 1997 and became the parent holding company for Con Edison effective January 1, 1998. Thus, there are no 1997 figures for CEI that differ from those reported for Con Edison.

unaffiliated third parties of at least 50 percent of its New York City fossil-fueled electric generating capacity. See Exhibit K-1 to this Application.

      Pursuant to the Con Edison Settlement Agreement, Con Edison submitted a divestiture plan for its fossil-fueled electric generation in New York City.
The NYPSC approved Con Edison's electric generation Divestiture Plan in orders issued July 21, and August 5, 1998. Under the Divestiture Plan, Con Edison will auction off in-City electric generation to unaffiliated third parties in three bundles:

      . 1,434 MW consisting of the Arthur Kill generating station and Astoria gas turbines ("Arthur Kill bundle");

      . 2,168 MW consisting of the Ravenswood generating station and gas turbines ("Ravenswood bundle"); and

      . 1,858 MW consisting of the Astoria generating station plus the Gowanus and Narrows turbines ("Astoria bundle").


No purchaser may purchase more than one of the three bundles. Closing on the sales of these three bundles is expected in the second half of 1999.

      Under its Steam System Plan, announced on April 15, 1998, Con Edison will auction off the remainder of its electric generation in New York City in a fourth bundle, consisting of 463 MW of units that produce electricity and steam for Con Edison's steam delivery system ("Steam - electric bundle"). Con Edison plans to close on the sales of the fourth bundle by the end of 1999.

      The NYPSC, in a July 21, 1998 Order, gave Con Edison the option of having its unregulated affiliate participate in the auction to purchase one of the initial three bundles. On

July 24, 1998, Con Edison advised the NYPSC that its affiliate would forego its right to participate in the auction./2/ Accordingly, Con Edison plans to divest all of its in-City generation to third parties.

      In addition, Con Edison is in the process of divesting its 810 MW interest in the Bowline Point generating station ("Bowline Station") located in Orange and Rockland's territory as part of Orange and Rockland's auction of its generation, as described below. Similarly, Con Edison has agreed to divest its 400 MW interest in the Roseton station located in Central Hudson Gas and Electric Corporation's service area in conjunction with Central Hudson's divestiture auction. As a result of the divestitures described above, Con Edison no longer will own dispatchable generation resources./3/ Con Edison will, however, retain an obligation to serve load in its service territory. In order to serve that load, Con Edison will purchase capacity and energy in the competitive market.

           2.   Orange and Rockland

      Orange and Rockland and its public utility subsidiaries supply electricity and gas to a service territory covering approximately 1,350 square miles. The eastern boundary of the service area extends along the west bank of the Hudson, directly across the river from the service

----------------------
/2/ Con Edison's relinquishment of its affiliate's right to participate in the auction was based on certain understandings as to the treatment of any gain on the sales. On August 5, 1998, the NYPSC approved Con Edison's proposal in this regard, subject to one modification, which Con Edison accepted on August 10, 1998. Con Edison, accordingly, is proceeding with the divestiture.

/3/ Con Edison will retain its interests in a nuclear power generating facility. It is expected that Con Edison's nuclear facility will operate whenever it is available and be bid into the generation market at an incremental price reflecting the "to go" costs.

territory of Con Edison. Orange and Rockland's New York electric and gas service territory includes all of Rockland County, most of Orange County and part of Sullivan County. In New Jersey, RECO supplies electricity to the northern parts of Bergen and Passaic Counties and small areas in the northeastern and northwestern parts of Sussex County. Pike supplies electricity and gas to the northeastern corner of Pike County, Pennsylvania. Orange and Rockland, RECO and Pike jointly operate a single fully integrated electric production and transmission system serving parts of New York, New Jersey and Pennsylvania. Orange and Rockland's principal executive office is One Blue Hill Plaza, Pearl River, New York 10965.

      Orange and Rockland and its public utility subsidiaries furnish electric service to approximately 269,000 customers in 96 communities with an estimated population of 681,000 and gas service to approximately 114,000 customers in 57 communities with an estimated population of 482,000. Approximately 77 percent of Orange and Rockland's consolidated energy sales are from Orange and Rockland, with 21 percent of consolidated energy sales generated from RECO in New Jersey and approximately 1 percent of consolidated energy sales from Pike in Pennsylvania.

      Orange and Rockland is regulated by the NYPSC. RECO is regulated by the New Jersey Board of Public Utilities ("NJBPU") and Pike is regulated by the Pennsylvania Public Utility Commission ("PaPUC") as to retail rates, service and accounts, issuance of securities and in other respects as to service provided in those individual states. FERC has jurisdiction under the FPA over certain of the electric facilities and operations of Orange and Rockland and its subsidiaries.

      Orange and Rockland has three wholly-owned non-utility subsidiaries, Clove Development Corporation ("Clove"), a New York corporation, and O&R Energy Development, Inc. and O&R Development, Inc., both Delaware corporations. Clove holds approximately 5,200 acres of real estate, located primarily in the Mongaup Valley region of Sullivan County, New York. O&R Development, Inc., which was formed to promote industrial and corporate development in Orange and Rockland's service territory by providing improved sites and buildings, owns approximately 200 acres of land, which are being marketed for sale. O&R Energy Development, Inc. is an inactive corporation.

      RECO has two wholly-owned non-utility subsidiaries, Enserve Holdings, Inc. ("Enserve") and Saddle River Holdings Corp. ("SRH"), both Delaware corporations. Enserve has two wholly-owned non-utility subsidiaries, Palisades Energy Services, Inc., an energy service provider and Compass Resource, Inc. ("Compass"), both Delaware corporations. SRH has two wholly-owned non-utility subsidiaries, NORSTAR Holdings, Inc. ("NHI") and Atlantic Morris Broadcasting, Inc. ("AMB"), both Delaware corporations. Compass and AMB are inactive corporations. NHI has two wholly-owned non-utility subsidiaries, NORSTAR Management, Inc. ("NMI"), and Millbrook Holdings, Inc. ("Millbrook"), both Delaware corporations. Millbrook holds a leasehold interest in non-utility real estate in Morris County, New Jersey. NMI is the sole general partner of a Delaware limited partnership, NORSTAR Energy Limited Partnership ("NORSTAR Partnership"), a gas marketing company that is discontinuing operations, of which NHI is the sole limited partner. The NORSTAR Partnership is the majority owner of NORSTAR Energy Pipeline Company, LLC, a Delaware limited liability company, which is inactive.

      For the twelve months ended September 30, 1998, Orange and Rockland's total operating revenues on a consolidated basis were approximately $643,281,000 and total utility operating revenues were $642,524,000, of which approximately $496 million was derived from electric sales and $146 million from gas sales./4/ As noted above, 21 percent of total utility revenues is generated from New Jersey, approximately 1 percent is from Pennsylvania, and the balance is from operations in New York. Consolidated assets of Orange and Rockland and its subsidiaries at September 30, 1998, were approximately $1.3 billion. A more detailed summary of information concerning Orange and Rockland and its subsidiaries is contained in Orange and Rockland's Annual Report on Form 10-K for the year ended December 31, 1997, and Orange and Rockland's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998, and September 30, 1998, which are incorporated herein by reference.

      Orange and Rockland's common stock (par value $5.00 per share) (the "Common Stock") is listed on the New York Stock Exchange. The Common Stock outstanding as of October 31, 1998, numbered 13,519,866.

      Orange and Rockland filed a plan ("Final Divestiture Plan") to divest all of its electric generation facilities pursuant to NYPSC divestiture orders. By orders issued April 16, 1998, and May 26, 1998, the NYPSC approved Orange and Rockland's Final Divestiture Plan. See Exhibit K-2

----------------------
/4/   All intercompany balances and transactions have been eliminated.

to this Application. Orange and Rockland's Final Divestiture Plan provides for the divestiture of 100 percent of Orange and Rockland's generating assets by auction.

       On November 24, 1998, Orange and Rockland agreed to sell all of its electric generating facilities, including its one-third interest in the Bowline Station, to Southern Energy, Inc., a subsidiary of The Southern Company. Also included in this sale is Con Edison's two-thirds interest in the Bowline Station. The sale price for all the generating facilities is approximately $480 million, with Orange and Rockland's share being approximately $345 million. Orange and Rockland anticipates that this sale will be completed by April 30,
1999.   The benefits of Orange and Rockland's restructuring to its customers will not be reduced as a result of the Merger. Orange and Rockland's customers will benefit from the restructuring and receive additional benefits from the Merger.
           3.   The New York Power Pool

      Con Edison and Orange and Rockland are members of the New York Power Pool ("NYPP"), a cooperative association consisting of the major electric utilities operating in the State of New York. NYPP is a "tight" power pool through which its members agree to coordinate their operations by operating their systems in parallel, by consulting on design, use and construction of capacity, by scheduling repair outages and by providing support to each other in meeting generating capacity and energy transmission needs. NYPP has a centralized computer system that monitors the available capacity on the system and the demand for energy of all of the NYPP members to determine which sources of capacity should be used to reliably provide economic energy to meet customer demand. Through this process, NYPP coordinates the dispatch of the least cost to meet the demand for power. Under the current NYPP structure, each member utility owns and controls its separate transmission system. Access to those systems is available through each utility's open access transmission tariff.

      NYPP has filed with the FERC a plan to reorganize and establish an Independent System Operator ("NYISO") that will control transmission assets in New York, as well as operate a power exchange. Under the present NYPP structure, NYPP dispatches the least cost generating facility to meet demand. In the future, NYISO will operate on a bid price basis. Generating units will bid into the hourly energy markets at a particular price. Whether any given facility is dispatched will depend on its bid price, not the cost of the unit. NYISO members and non-members also may make purchases outside of the power exchange and schedule those purchases with the NYISO (bilateral agreements). The transmission owning members of NYPP will continue to own, maintain and operate their transmission facilities but will relinquish operational control over their transmission facilities to the NYISO, and the NYISO will provide transmission service to members and non-members pursuant to a pool-wide, open access transmission tariff.

      Thus, the NYISO will administer both the transmission tariff and the energy market. The NYISO will identify system constraints and dispatch generating units, based on information supplied by generators, to meet load, provide necessary ancillary services and accommodate bilateral transactions.
The NYISO proposal contains "locational-based marginal pricing," which is designed to encourage market participants to use the most efficient resources available and to alleviate transmission constraints. Locational-based marginal pricing will be available to all market participants and will provide incentives for the efficient use of the transmission system.

After divestiture, Con Edison and Orange and Rockland will purchase capacity and energy in the regional market to serve their respective load requirements.

      Following the Merger, Con Edison and Orange and Rockland will continue to be members of NYPP and will continue to coordinate operations in accordance with applicable NYPP procedures. In addition, since Con Edison and Orange and Rockland are divesting the bulk of their generation assets, the Companies will jointly purchase capacity and energy to meet their obligations to serve native load. Upon the implementation of the NYISO, the purchases - through the NYISO coordinated energy market, neighboring power exchanges, and bilateral agreements - will replace, for the combined companies, the arrangement for economic dispatch of utility-owned generation that has prevailed under the NYPP. The Companies will make purchases to meet their aggregate load service obligations, taking advantage of savings through larger purchasing power and a joint purchasing plan. This combined purchasing arrangement will ensure that both Companies are served by the lowest cost reliable power available and thus achieve economies of scale and function not available absent the Merger.

      B.   Description of the Merger

           1.   Background of the Merger

      On March 25, 1997, Orange and Rockland, the NYPSC staff and other parties entered into an agreement providing for the settlement of Orange and Rockland's Rate and Restructuring Plan which had been previously filed with the NYPSC. The agreement, which was subject to NYPSC approval, provided for a global settlement involving generating assets, retail access, a base rate freeze and stranded cost recovery.

     The NYPSC considered the agreement in September 1997. The NYPSC expressed concerns about the terms of the agreement and directed the parties to resume negotiations to address those concerns. The NYPSC also encouraged Orange and Rockland to divest its generating assets as soon as possible. Subsequently, after retaining independent expert consultants to provide additional financial, legal and regulatory analysis and, after extensive negotiations with the NYPSC staff and other parties to the proceeding, on November 6, 1997, Orange and Rockland entered into an Electric Rate and Restructuring Plan ("Restructuring Plan") that provided, among other things, for the divestiture of all of Orange and Rockland's generating assets. The Restructuring Plan is attached to this Application as Exhibit K-2. The Board of Directors of Orange and Rockland also retained Donaldson, Lufkin & Jenrette ("DLJ"), Orange and Rockland's primary financial advisor, to advise the Board regarding the Restructuring Plan and Orange and Rockland's strategic options following the possible sale of the generating assets.

      In November 1997, the Board of Orange and Rockland, after reviewing the information provided by DLJ (which, consistent with the conclusions of its other financial consultant, recommended that Orange and Rockland sell its generating assets by auction), determined to sell the generating assets and approved the
Restructuring Plan.   DLJ discussed with the Board the current competitive
environment in the utility industry, noting that Orange and Rockland faced deregulation and regulatory risks, a consolidating industry and limited growth prospects, all of which could erode shareholder value. In light of this, DLJ reviewed with the Board certain strategic alternatives assuming the generating assets were sold, including a possible sale of the company. After discussion, the Board authorized Orange and Rockland management and DLJ to explore the possibility of combining the company with another entity, either through the sale of the company or some other strategic combination, so that the Board could determine whether it would be in the best interests of Orange and Rockland and its shareholders to continue as only a transmission and distribution company following the sale of the generating assets.

      From November 1997 through December 1997, a number of potential strategic partners, primarily with interests in the utility industry, were contacted in order to determine whether any of those entities would be interested in considering either merging with or acquiring Orange and Rockland. Those entities that expressed an interest in continuing to review the possibility of such a transaction were asked to sign a confidentiality agreement with Orange and Rockland. On December 24, 1997, Con Edison executed such an agreement./5/ In January 1998, after sharing certain information regarding Orange and Rockland with the interested parties, including CEI, Orange and Rockland requested that such parties provide non-binding indications of interest, specifying the price ranges within which such parties believed they might be able to pursue a transaction. These non-binding indications of interest were requested to assist the Orange and Rockland Board in evaluating whether it would be in the best interests of Orange and Rockland and its shareholders for Orange and Rockland to: a) continue as only a transmission and distribution company following the sale of the generating assets, or b) enter into a business combination with another party.

      On February 3 and 4, 1998, preliminary, non-binding letters of interest were received from certain of the entities that had expressed interest in acquiring or merging with Orange and

----------------------
/5/   On January 1, 1998, Con Edison became a subsidiary of CEI.

Rockland. CEI's letter was dated February 4, 1998. The preliminary, non-binding letters of interest were evaluated by Orange and Rockland management, an Ad Hoc Committee of independent directors (the "Ad Hoc Committee") formed by the Orange and Rockland Board to review such business combinations, and the Orange and Rockland Board. At a meeting of the Orange and Rockland Board held on February 5, 1998, the Board further reviewed, with representatives of DLJ, the preliminary indications of interest received. The Board considered, among other things, the terms of each of the non-binding proposals, including the proposed value to be received by Orange and Rockland's shareholders and the structure of a proposed transaction. After discussion, the Board determined to permit a limited number of the parties who expressed interest (the "Interested Parties"), including CEI, to meet with management of Orange and Rockland and conduct due diligence.

      During the period February through April 1998, the Interested Parties performed due diligence on Orange and Rockland and met with management. During these months, the Ad Hoc Committee and the Orange and Rockland Board had meetings with management, DLJ and Orange and Rockland's legal counsel to discuss the ongoing due diligence and the status of the process and to continue to consider whether it would be in the best interests of Orange and Rockland and its shareholders for the company to: a) continue as only a transmission and distribution company following the sale of the generating assets, or b) enter into a business combination with another party. In order to assist the Board in its consideration of whether it was in the best interests of the company and its shareholders to continue as a transmission and distribution company or enter into a business combination, the Board decided to send draft merger agreements to each of the Interested Parties in April 1998. In order to provide the Board with a clear indication of the terms that the Interested Parties would consider in a business combination with Orange and Rockland, the Interested Parties were instructed to submit mark-ups of the merger agreement that would indicate the terms pursuant to which such party would enter into a business combination with Orange and Rockland.

      Between May 1 and May 4, 1998, proposals were received from each of the Interested Parties, including CEI. Each proposal included a draft merger agreement, which contained the terms of the proposed merger, and which was revised to include any changes that would be necessary for the Interested Party to enter into a binding agreement with Orange and Rockland.

      On May 4, 5 and 6, 1998, the Ad Hoc Committee, Orange and Rockland's management, DLJ and Orange and Rockland's legal counsel considered the proposals that had been received. On May 7, 1998, both the Ad Hoc Committee and the Orange and Rockland Board met to discuss and consider the proposals that had been received. Following its deliberations, the Orange and Rockland Board authorized management, together with DLJ and Orange and Rockland's legal counsel, to proceed with negotiations with respect to the proposal submitted by CEI so that the Board could determine whether it would be in the best interests of Orange and Rockland and its shareholders for Orange and Rockland to: a) continue as only a transmission and distribution company following the sale of the generating assets, or b) enter into a business combination with CEI.

      On May 8 and 9, 1998, representatives of Orange and Rockland's management, DLJ and Orange and Rockland's legal counsel negotiated the terms of the Merger Agreement with CEI and the legal counsel for CEI.

      On May 10, 1998, the Board of Orange and Rockland held a special meeting to review the terms of the transaction that had been negotiated with CEI. After presentations by the Ad Hoc Committee, DLJ and Orange and Rockland's legal counsel and full discussion and analysis by the Board, the Board, by unanimous vote: (i) determined that it was in the best interests of Orange and Rockland and its shareholders for Orange and Rockland to enter into a business combination with CEI, (ii) determined that the terms of the Merger were fair to, and in the best interests of, the shareholders of Orange and Rockland, and
(iii) authorized, approved and adopted the proposed agreement and plan of merger and the transactions contemplated thereby and the execution and delivery of the Merger Agreement. Later that evening, Orange and Rockland, CEI and C Acquisition Corp. executed and delivered the Merger Agreement and certain related agreements.

           2.   Description of the Merger Agreement

      Pursuant to the Merger Agreement among Orange and Rockland, CEI and C Acquisition Corp., Orange and Rockland will be merged with and into C Acquisition Corp., with Orange and Rockland continuing as the surviving corporation and becoming a wholly-owned subsidiary of CEI.

      The Merger will be effected through the purchase of Orange and Rockland stock. Each share of Orange and Rockland common stock will be cancelled and converted into the right to receive $58.50 in cash, without interest ("the Merger Consideration") payable to the holder of such share upon surrender. Any Orange and Rockland common stock owned by Orange and Rockland as treasury stock or by CEI will be cancelled and no payment will be due to such holders. All preferred stock and preference stock of Orange and Rockland will be redeemed, prior to the effective date of the Merger, at a redemption price equal to the respective amount set forth in Orange and Rockland's restated Certificate of Incorporation, together with all dividends accrued and unpaid to the date of redemption. The transaction is expected to be taxable to stockholders of Orange and Rockland for Federal income tax purposes. The Merger Agreement is subject to customary closing conditions, including receipt of approval of the holders of Orange and Rockland's Common Stock and the approval of various state and Federal regulatory agencies, including the Commission. Orange and Rockland held a meeting of its common stockholders on August 24, 1998, and the requisite two-third votes of its stockholders approved the Merger.

      The Merger will become effective at the time specified in the certificate of merger (the "Effective Time") that is delivered and filed by the Department of State of the State of New York. Such filing will be made on or as promptly as practicable following the closing date under the Merger Agreement, which will take place not later than the second business day after the satisfaction or waiver of all of the conditions set forth in the Merger Agreement or such other time as agreed to by the parties.

      CEI will designate a Paying Agent to effect the payment of consideration for the Merger. As soon as practicable after the Effective Time, the Paying Agent will mail to each holder of record of a certificate or certificates (which immediately prior to the Effective Time represented outstanding shares of Common Stock of Orange and Rockland that were cancelled and became instead the right to receive the consideration for the Merger) instructions for effecting the surrender of the certificates in exchange for the Merger Consideration. Upon surrender of the certificates, the holders will be entitled to receive the Merger Consideration. Until surrendered, each certificate will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration. No interest will be paid or will accrue on the Merger Consideration payable to holders of certificates.

      Upon completion of the Merger, Orange and Rockland will be a wholly-owned subsidiary of CEI. Orange and Rockland's subsidiaries, including its two utility subsidiaries, RECO and Pike, will remain Orange and Rockland Subsidiaries. The Merger is currently expected to close in April 1999.

      At the Effective Time of the Merger, CEI will establish an advisory board, with equal numbers of CEI and Orange and Rockland members, who will provide advice and input regarding the implementation of the Merger and the ongoing operations of Con Edison and Orange and Rockland. CEI will elect one new member to its Board of Directors who previously was a member of the Board of Directors of Orange and Rockland. Following the consummation of the Merger, CEI will maintain a subsidiary office in Rockland County as the headquarters of Orange and Rockland for at least three years following the Merger. CEI has committed to make charitable contributions to the communities within the service area of Orange and Rockland and its public utility subsidiaries on a level consistent with the contributions provided over the two years before the Effective Time.

      Pursuant to the Merger Agreement, from and after the Effective Time, Orange and Rockland, as a subsidiary of CEI, will indemnify, to the fullest extent permitted by applicable law, each person who was at the date of the Merger Agreement, or who has been at any time prior to the execution date of the Merger Agreement, or who becomes prior to the Effective Time, (i) a director or officer, or (ii) an employee covered by Orange and Rockland as of the date of the Merger Agreement (to the extent of coverage extended as of such date) of Orange and Rockland or any of its subsidiaries with respect generally to their service to Orange and Rockland. Such rights to indemnification will continue in full force and effect for at least six years from the Effective Time. Orange and Rockland, as a subsidiary of CEI, also will maintain in effect, for at least six years after the Effective Time, policies of directors' and officers' insurance equivalent in all material respects to those maintained by or on behalf of Orange and Rockland and its subsidiaries on May 10, 1998.

      CEI will cause Orange and Rockland, as a subsidiary of CEI, to honor
(i) all collective bargaining agreements of Orange and Rockland, and (ii) the provisions regarding employee benefit plans, contracts, agreements (including all in effect as of the date of the Merger Agreement that apply to any current or former employee or director of Orange and Rockland). Subject to applicable law and obligations under collective bargaining agreements, for three years following the consummation of the Merger, any workforce reduction will be made on a fair and equitable basis as determined by Orange and Rockland without regard to whether prior employment was with Orange and Rockland, CEI or any of their subsidiaries, and with due consideration to prior experience and skills. Generally, any employee whose employment is terminated or whose job is eliminated during such period will be eligible to participate on a fair and equitable basis in the job opportunity and employee placement programs offered by CEI, Orange and Rockland or any of their subsidiaries for which they are eligible. The Merger Agreement provides that all service under any Orange and Rockland benefit plan will be recognized, accrued or credited under such plan after the consummation of the Merger - and that employees will be given credit for service with Orange and Rockland under CEI's benefit plans for purposes of eligibility and vesting, but not for benefit accrual purposes or eligibility for early retirement purposes under defined benefit pension plans, and not to the extent crediting such service would result in duplication of benefits. Although not addressed in the Merger Agreement and subject to (i) changes that may result from periodic reviews of the pension and benefit plans of other employers and evolving business practices and
(ii) applicable law and collective bargaining agreements, CEI and Orange and Rockland currently intend that all employees who were employees of Orange and Rockland immediately before the Effective Time who transfer from Orange and Rockland and its subsidiaries to Con Edison will receive credit for benefit accrual and eligibility for early retirement purposes for service with Orange and Rockland that is equivalent to that of such employees who do not transfer, with offsets as may be appropriate to avoid duplication of benefits. Employees also will be given credit for service with Orange and Rockland under CEI's severance plans for purposes of calculating the amount of each employee's severance benefits. Finally, CEI will cause Orange and Rockland to maintain, for at least one year, benefits to the Orange and Rockland employees that are no less favorable than the benefits such employees enjoyed before the Merger. The Orange and Rockland severance plan also will be maintained by CEI for one year following the closing date of the Merger.

      The Merger may be terminated by (i) mutual consent of the parties and
(ii) by either party if the Merger is not consummated by November 30, 1999 (subject to an automatic extension of six months if the requisite statutory approvals have not been obtained by that date, but all other conditions have been fulfilled or are capable of being fulfilled), or (iii) by a non-breaching party if there occurs a material breach of any representation, warranty, covenant or agreement contained in the Merger Agreement, which is not cured within twenty business days after receipt of notice to the other party. The Merger Agreement provides that if the Merger is terminated because of a party's material breach of its representations and warranties or a material failure to perform and comply with its agreements and covenants, then the defaulting party will pay the other party up to $5 million for its out-of-pocket expenses incurred in connection with the Merger.

II.   ITEM 2:  FEES, COMMISSIONS AND EXPENSES

      The fees, commissions and expenses to be paid or incurred, directly or indirectly, by Con Edison and Orange and Rockland, in connection with the Merger, are estimated to total approximately $18 million, including investment bankers' fees of approximately $11 million. Below are listed the approximated fees:

     Accountant's fees                                          175,000

     Financial advisory and information services fees           340,000

     Legal fees and expenses relating to the Act                250,000

     Economic consulting fees                                   373,000

     Other legal fees and expenses                            5,000,000

     Other                                                      100,000

     Shareholder communications and proxy solicitations         117,000

     Investment bankers' fees and expenses

             Salomon Smith Barney                             4,590,000

             Donaldson, Lufkin & Jenrette                     6,320,000

     Consulting fees relating to human resources, public
     relations, etc.                                            400,000

     Miscellaneous                                              600,000
                                                            -----------

     Total                                                  $18,265,000


III.   ITEM 3:  APPLICABLE STATUTORY PROVISIONS

      The following sections of the Act are directly or indirectly applicable to the proposed Merger: Sections 9(a)(2) and 10. To the extent other sections of the Act or the Commission's rules under the Act are deemed applicable to the Merger, such sections and rules should be considered to be included in this section of the Application.

      Section 9(a)(2) of the Act makes it unlawful, without prior approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Since Orange and Rockland and its public utility subsidiaries will, by virtue of the proposed Merger, become affiliates of CEI, Section 9(a)(2) requires approval by the Commission under Section 10.

      As set forth more fully below, the Merger meets all of the applicable requirements of Section 10 of the Act and should be approved by the Commission:

      . The Merger will not create detrimental interlocking relations or concentration of control.

      . The consideration to be paid to Orange and Rockland shareholders is fair and reasonable.

      .  The Merger will not result in an unduly complex capital structure.

      .  The Merger is consistent with Sections 8 and 11 of the Act.

      . The Merger tends towards the economic and efficient development of an integrated electric utility system and an integrated gas utility system.

      . The Merger is in the public interest and the interest of investors and consumers.

      .  The Merger complies with all applicable State laws.

      A.   The Merger Meets the Requirements of Section 10(b) of the Act

      Section 10(b) of the Act provides that if an acquisition satisfies the requirements of subsection (f), the Commission shall approve the acquisition unless the Commission finds that:

           (1) such acquisition will tend towards interlocking relations or concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

           (2) in the case of an acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

           (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

           1.   Section 10(b)(1) -- Interlocking Relations

      Section 10(b)(1) directs the Commission to approve an acquisition unless it finds that such acquisition will tend toward interlocking relations "of a kind or to an extent detrimental to" the public interest or the interests of investors or consumers. Accordingly, an acquisition does not offend
Section 10(b)(1) merely because it causes interlocking relations. Any merger, by its nature, results in interlocking relations between previously unrelated companies. As the Commission has recognized, such relationships are necessary to integrate the merging entities.

Northeast Utils., HCAR 25221, 47 S.E.C. Docket 1270 (Dec. 21, 1990), modified on other grounds, HCAR No. 25273 (Mar. 15, 1991), aff'd sub nom. City of Holyoke Gas & Elec. Dep't v. SEC, 972 F.2d 358 (D.C. Cir. 1992).

      The Merger will not result in interlocking relations that are detrimental to any of the interests protected by Section 10(b)(1). The Merger Agreement provides that the Board of Directors of CEI will be modified to include one member who previously was a member of the Board of Directors of Orange and Rockland. Following the Merger, the Orange and Rockland Board of Directors will be elected by CEI. An advisory board, with equal numbers of CEI and Orange and Rockland members, will be established to provide advice and input regarding implementation of the Merger. These relationships are necessary to integrate the combined companies and achieve the objectives of the Merger. The Merger will create efficiencies and economies that will benefit both consumers and investors. The combined companies will continue to be regulated by the NYPSC, the regulations of which are specifically designed to protect the public interest. Similarly, the NJBPU and the PaPUC will continue to regulate RECO's operations in New Jersey and Pike's operations in Pennsylvania, respectively, in the public interest. Accordingly, the Merger will not harm, but will instead promote the interests protected by Section 10(b)(1).

           2.   Section 10(b)(1) -- Concentration of Control

      Section 10(b)(1)'s concern with concentration of control is directed at avoiding an "excess of concentration and bigness" while preserving "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations." In re American Elec. Power Co., 46 S.E.C.

1299, 1309 (1978). When applying Section 10(b)(1) to utility acquisitions, the Commission must determine if the acquisition will create the type of structure or combination at which the Act is specifically directed. In re Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968), rev'd on other grounds, 413 F.2d 1052 (D.C.Cir 1969). As discussed below, the Merger does not create a "huge complex and irrational system," but instead takes advantage of economies of scale and efficiencies that benefit both investors and consumers. American Electric Power Co., 46 S.E.C. at 1309.

                a.   Size

      While the combination of Con Edison, Orange and Rockland, RECO and Pike will create somewhat larger electric and gas utility systems, these systems will not exceed the economies of scale of current electric generation and transmission or gas distribution technology. If approved, the CEI utility subsidiaries will serve approximately 3.3 million electric customers in New York, New Jersey and Pennsylvania and approximately 1.1 million gas customers in New York and Pennsylvania. As of September 30, 1998, CEI's assets totaled about $14.5 billion, the combined consolidated assets of CEI and Orange and Rockland totaled approximately $16 billion and for the year ended September 30, 1998, CEI's operating revenues totaled about $7.22 billion and combined operating revenues totaled $7.8 billion. This represents approximately an eight percent increase in revenues and assets compared with CEI's existing system.

      The Commission has approved combinations resulting in similarly-sized and larger utility systems. See TUC Holding Co., HCAR 26749, 65 S.E.C. Docket 301 (Aug. 1, 1997) (combination of Texas Utilities Company and ENSERCH Corporation, combined assets at time of acquisition of approximately $24 billion); Houston Indus., Inc., HCAR 26744, 65 S.E.C. Docket 83 (July 24, 1997) (combination of Houston Industries, Inc. and NorAm Energy Corp., combined assets at time of acquisition of approximately $16 billion); Entergy Corp., HCAR 25952, 55 S.E.C. Docket 2035 (Dec. 17, 1993) (acquisition of Gulf States Utilities Co., combined assets in excess of $22 billion). Following the Merger, CEI will be a mid-size holding company and its operations will not exceed the economies of scale of current electric generation and transmission technology, or provide undue power and control to CEI in the region in which it will provide service.

                b.   Efficiencies and Economies

      In Centerior Energy Corp., the Commission stated that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." Centerior Energy Corp., HCAR 24073, 35 S.E.C. Docket 769, 771 (April 29, 1986). In addition, in the SEC Staff's 1995 Report, the Division of Investment Management recommended that the Commission approach its analysis of mergers and acquisitions in a flexible manner with emphasis on whether the merger creates an entity subject to effective regulation and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests. The Regulation of Public-Utility Holding Companies, Division of Investment Management Report, at 73-74, dated June 1995 (hereinafter referred to as Division Report).

      By virtue of the Merger, CEI's consolidated utility revenues will increase by less than ten percent; its operations will not exceed the economies of current electric and gas utility technology, or provide undue power and control to CEI in the region in which Con Edison and Orange and Rockland operate. The companies will be in the position to realize the "opportunities for economies of scale, the elimination of duplicate facilities . . . and generally more efficient operations." American Elec. Power Co., 46 S.E.C. at 1309. Among other things, the Merger is expected to create operational and administrative economies, savings in facility maintenance and emergency coordination, and other administrative and general savings. In addition, as a result of the Merger, Con Edison and Orange and Rockland and its utility subsidiaries are expected to be better positioned to remain competitive as the utility industry restructures. These factors should prove beneficial to the interests of investors and consumers as well as the public interest in general. The expected economies and efficiencies from the consolidation of Con Edison and Orange and Rockland, as well as the competitive position of CEI after the Merger, are described in more detail later in this Application.

                c.   Competitive Effects

      The Merger will not have an adverse affect on competition. Section 10(b)(1) also requires the Commission to consider the possible anticompetitive effects of a proposed combination. Entergy Corp., 55 S.E.C. Docket at 2041, citing Municipal Elec. Ass'n v. SEC, 413 F.2d 1052, 1056-57 (D.C. Cir. 1969.) Orange and Rockland is divesting all of its generating assets. Con Edison also is divesting the bulk of its generating facilities to at least three separate buyers. Thus, the Merger does not result in an increase in market concentration for generation. Both Con Edison and Orange and Rockland are participants in the NYISO, which will insure that transmission will be provided on a non-discriminatory basis to all customers and competitors.

      A full competition analysis was provided in the application of Con Edison and Orange and Rockland for approval of the Merger under Section 203 of the Federal Power Act, which was filed with the FERC on September 9, 1998. This analysis was set forth in the testimony of Dr. William H. Hieronymus, who found that since Orange and Rockland is divesting all of its generating resources, there will be no increase in market concentration from the Merger. Under the FERC's Merger Policy Statement, which is based on the Department of Justice's Horizontal Merger Guidelines, Dr. Hieronymus found that the Merger passes all of the screening criteria.

      On January 27, 1999, the FERC issued an order approving the Merger. Consolidated Edison Company of New York, Inc. and Orange and Rockland Utilities, Inc., Docket No. EC98-62-000, 86 FERC (P) 61,064 (1999). The FERC evaluated the potential competitive consequences of the Merger in light of the criteria established in its Merger Policy Statement. The FERC review included an analysis of horizontal and vertical market power issues. Based on the record, including applicants' mitigation commitments and generation divestiture plans, the FERC found that the Merger raises no competitive concerns.

      This Commission previously has relied upon the expertise of other federal regulators in determining if a proposed transaction has anti-competitive effects, and the D.C. Circuit has upheld the Commission's ability to "watchfully defer[]" to other regulators. City of Holyoke Gas & Elec. Dep't v. SEC, 972 F.2d at 363-64. Applicant hereby respectfully requests that the SEC watchfully defer to the competitive analysis set forth in the FERC order approving the Merger.

      For the reasons described above, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of consumers or investors within the meaning of Section 10 of the Act.

           3.   Section 10(b)(2) -- The Consideration Is Fair and Reasonable

      The Commission may not approve the proposed acquisition of Orange and Rockland by CEI under Section 10(b)(2) if it finds that the consideration to be paid in connection with the acquisition, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of . . . the utility assets underlying the securities to be acquired. . . ."  In considering whether or not a price meets such standard, the
Commission has considered whether the price was decided as the result of arms-length negotiations, whether the parties' boards of directors approved the purchase price, the opinions of investment bankers and the earnings, dividends, book and market value of the shares of the company to be acquired. Ohio Power, HCAR 16753 (June 8, 1970); Southern Co., HCAR 24579 (Feb. 12, 1988); Entergy Corp., HCAR 25952 (Dec. 17, 1993).

      CEI believes that the standards of Section 10(b)(2) regarding consideration for the Merger are satisfied. The purchase price for the common stock of Orange and Rockland was negotiated at arms-length between Orange and Rockland and CEI. These negotiations were accompanied by extensive due diligence, analysis and evaluation of all of the assets and goodwill of Orange and Rockland as well as the liabilities and business prospects of Orange and Rockland. (See Section II(B)(1) of this Application for the background and description of the negotiations leading to the Merger.) As noted by the Commission in In re Ohio Power Co., 44 S.E.C. 340 (1970), prices arrived at through arms-length negotiations are particularly persuasive evidence that
Section 10(b)(2) is satisfied.

      The Merger has been approved by the boards of directors of both CEI and Orange and Rockland and by the affected public shareholders of Orange and Rockland (approval by CEI's shareholders is not required). The acquisition was approved by the CEI Board of Directors on April 28, 1998, consistent with its fiduciary duties to protect the interests of the CEI shareholders. The Merger was approved by the Orange and Rockland Board of Directors on May 10, 1998. The Orange and Rockland shareholders voted for approval and adoption of the Merger Agreement on August 20, 1998.

      Nationally recognized investment bankers for both Orange and Rockland and CEI have reviewed extensive information concerning the Companies and the Merger and have opined that the consideration to be paid to the Orange and Rockland common stockholders is fair. The opinion letter of Salomon Smith Barney ("SSB") for CEI found that, considering all of the facts, the consideration to be paid for the common stock of Orange and Rockland is fair from a financial point of view to CEI. DLJ, Orange and Rockland's financial advisor, similarly found that the consideration was fair from a financial point of view to the holders of Orange and Rockland common stock. In rendering their fairness opinions, both DLJ and SSB performed a number of analyses relevant to the reasonableness of the purchase price and its relation to the investment, in and earning capacity of, the utility assets of both CEI and Orange and Rockland. These analyses considered, among other things, the pro forma effect of the Merger on earnings, dividends and cash flow, and the respective contributions of CEI and Orange and Rockland in terms of assets, earnings, dividends, cash flow and businesses.
Both SSB and DLJ considered public and non-public historical and projected financial information and forecasts related to the earnings, assets, business, dividends, cash flow and prospects of CEI and Orange and Rockland; historical market prices and trading activity of the common stock of the companies and certain publicly traded companies deemed similar; and other information, as more fully described in their opinion letters included with this Application as Exhibits H-1 and H-2.

      In light of these opinions and an analysis of all relevant factors, the purchase price falls within the range of reasonableness, and the consideration for the Merger bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of Orange and Rockland and its subsidiaries.

           4.   The Fees Associated With the Merger Are Reasonable

      CEI believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Merger are reasonable and fair relative to other mergers and the anticipated benefits of the Merger to the public, the investors and the consumers, and such fees are consistent with recent precedent and otherwise meet the standards of Section 10(b)(2).

      As set forth in Item 2 of this Application, CEI expects that the total fees, commissions and expenses associated with the Merger to be incurred by CEI and Orange and Rockland together will be approximately $18 million. Similar expenses have been incurred in other mergers and acquisitions. For example, Union Electric and Central Illinois Public Service Company incurred together approximately $21.8 million in fees, expenses and commissions in connection with their combination into Ameren Corporation; Public Service Company of Colorado and Southwestern Public Service Company incurred together $23.5 million in fees and associated expenses in connection with their combination into New Century Energies, Inc.; Texas Utilities and ENSERCH incurred together $37.2 million in fees, commissions and expenses in connection with their combination into TUC Holding Company; Houston Industries and NorAm incurred together $32 million in fees, commissions and expenses in connection with their combination into Houston Industries, Inc.; The Cincinnati Gas and Electric Company and PSI Resources incurred together $47.1 million in fees, commissions and expenses in connection with their combination into CINergy Corp.; Northeast Utilities alone incurred $46.5 million in fees, expenses and commissions in connection with its acquisition of Public Service Company of New Hampshire; and Entergy alone incurred $38 million in fees in connection with its acquisition of Gulf States Utilities - all of which amounts were approved by the Commission as reasonable.

      CEI believes that the fees paid to the financial consultants SSB and DLJ, which are included in the total estimate of fees of $18 million, are fair and reasonable. By letter of April 28, 1994 ("the SSB Engagement Agreement"), Con Edison engaged Salomon Brothers, Inc., now SSB, as a financial advisor to assist the senior management of Con Edison in identifying and/or evaluating regulated utility acquisitions, and under the agreement was specifically requested to assist in exploring the possibility of a business combination with Orange and Rockland. The Board of Directors selected SSB as a financial advisor because SSB, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. SSB is familiar with Con Edison, having provided certain investment banking services to Con Edison from time to time, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger. Pursuant to the SSB Engagement Letter, Con Edison engaged SSB as its financial advisor in connection with the potential acquisition of Orange and Rockland. Pursuant to the terms of the SSB Engagement Letter, CEI agreed to pay SSB $250,000 upon CEI's commencement of substantive negotiations with Orange and Rockland, an additional fee of $375,000 upon execution of the Merger Agreement, an additional fee of $375,000 upon receipt of Orange and Rockland's shareholder approval, and an additional fee of $4,590,000, less the amounts previously paid, on closing of the transaction. In addition CEI has agreed to reimburse SSB for out-of-pocket expenses (including the reasonable fees and expenses of counsel) incurred by SSB in connection with its engagement, and to indemnify SSB and certain related parties against certain liabilities, including liabilities under the Federal securities laws relating to, or arising out of, its rendering of services under the SSB Engagement Letter.

      Pursuant to terms of an engagement letter between Orange and Rockland and DLJ dated December 2, 1997, (the "DLJ Engagement Letter"), Orange and Rockland has agreed to pay DLJ: (i) a retainer fee of $250,000, (ii) an opinion fee of $500,000, (iii) a fee of $1,250,000 upon the execution of the Merger Agreement,
(iv) a fee of $750,000 upon shareholder approval of the Merger, and (v) a Merger fee equal to $6,320,000 (0.8 percent of the aggregate consideration payable in the Merger) less previously paid fees. In addition, Orange and Rockland also has agreed to reimburse DLJ for all out-of-pocket expenses (including the reasonable fees and expenses of counsel) incurred by DLJ in connection with its engagement, and to indemnify DLJ and certain related persons against certain liabilities, including liabilities under the Federal securities laws relating to or arising out of its rendering of services under the DLJ Engagement Letter.

           5.   The Capital Structure Is Not Unduly Complex

      Section 10(b)(3) of the Act requires the Commission to determine if the Merger will unduly complicate CEI's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of CEI's system.

      As a result of the Merger, Orange and Rockland shareholders will receive cash for surrendering their Orange and Rockland common stock which will then be cancelled. All preferred stock and preference stock of Orange and Rockland will be redeemed. C Acquisition Corp. will merge with Orange and Rockland, with Orange and Rockland being the surviving corporation and a wholly-owned subsidiary of CEI. There will be no minority common stock interest remaining in Orange and Rockland. The only voting securities of CEI that will be publicly held after the Merger will be CEI common stock. The only class of voting securities of CEI's direct and indirect utility and non-utility subsidiaries will be common stock, except for 1,915,319 shares of Con Edison's $5 Preferred Stock, each of which has one vote per share, and, in all but a few cases, issued and outstanding shares of such common stock will be held by CEI or a subsidiary of CEI. CEI will hold, through its current subsidiaries, the interests described in Item 1 of this Application.

      Set forth below are summaries of the historical capital structure of CEI and Orange and Rockland as of December 31, 1997, and the pro forma consolidated capital structure of CEI after the Merger as of March 31, 1998.

                         CAPITAL STRUCTURE FOR CEI/6/
                                (in thousands)

-------------------------------------------------------------------------------
                                         12/31/97                as of 3/31/98
-------------------------------------------------------------------------------
Common Shareholder Equity              $ 5,930,079                $ 5,780,924
-------------------------------------------------------------------------------
Preferred Stock Subject to                  84,550                     84,550
 Mandatory Redemption
-------------------------------------------------------------------------------
Preferred Stock                            318,018                    318,018
-------------------------------------------------------------------------------
Long Term Debt                           4,188,906                  4,198,152
-------------------------------------------------------------------------------
Total Capitalization                    10,437,003                 10,297,094
-------------------------------------------------------------------------------
Total Noncurrent Liabilities               146,016                    150,613
-------------------------------------------------------------------------------
Total Current Liabilities                1,548,257                  1,166,085
-------------------------------------------------------------------------------
Total Deferred Credits                   2,591,242                  2,577,183
-------------------------------------------------------------------------------
Total                                  $14,722,518                $14,190,975
-------------------------------------------------------------------------------







----------------------
/6/ To the extent CEI has outstanding short-term debt, CEI typically pays off its short-term debt within a short period of time, and therefore short-term debt is not reflected in CEI's financial statements.

                   CAPITAL STRUCTURE FOR Orange and Rockland
                                 (in thousands)

-------------------------------------------------------------------------------
                                        12/31/97                     3/31/98
-------------------------------------------------------------------------------
Common Stock Equity                   $  376,319                   $  377,463
-------------------------------------------------------------------------------
Non Redeemable Stock                      43,223                       43,220
-------------------------------------------------------------------------------
Long Term Debt                           356,637                      356,637
-------------------------------------------------------------------------------
Total Capitalization                     766,179                      777,320
-------------------------------------------------------------------------------
Total Noncurrent Liabilities              65,189                       63,838
-------------------------------------------------------------------------------
Total Current Liabilities                228,725                      197,155
-------------------------------------------------------------------------------
Total Deferred Credits                   217,916                      217,559
-------------------------------------------------------------------------------
Total                                 $1,288,009                   $1,255,872
-------------------------------------------------------------------------------

            PRO FORMA COMBINED CAPITAL STRUCTURE FOR CEI (unaudited)
                                 (in thousands)

      ------------------------------------------------------------------
                                   1997
      ------------------------------------------------------------------
      Common Stock Equity                                    $ 5,695,836
      ------------------------------------------------------------------
      Preferred Stock Subject to Mandatory                        84,550
       Redemption
      ------------------------------------------------------------------
      Preferred Stock                                            318,018
      ------------------------------------------------------------------
      Long Term Debt                                           4,198,152
      ------------------------------------------------------------------
      Total Capitalization                                    10,493,365
      ------------------------------------------------------------------
      Total Noncurrent Liabilities                               150,613
      ------------------------------------------------------------------
      Total Current Liabilities                                1,181,388
      ------------------------------------------------------------------
      Total Deferred Credits                                   2,577,183
      ------------------------------------------------------------------
      Total                                                  $14,402,549
      ------------------------------------------------------------------


      The capital structure of CEI after the Merger will not be unduly complicated and will be substantially similar to capital structures approved by the Commission in other orders. See e.g., LG&E Energy Corp., HCAR 26866
(Apr. 30, 1998); Conectiv, Inc., HCAR 26832 (Feb. 25, 1998); Centerior Energy Corp., 35 S.E.C. Docket 769; Midwest Resources, Inc., HCAR 25159, 47 S.E.C. Docket 252 (Sept. 26, 1990).

      CEI's pro forma consolidated common equity to total capitalization rate of
48.7 percent comfortably exceeds the traditionally acceptable 30 percent level. Northeast Utils., HCAR 25221, 47 S.E.C. Docket at 1284.

     Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the CEI system. The combination of Con Edison and Orange and Rockland is entirely consistent with the interests of the public, investors, consumers and the proper functioning of the holding company system. Con Edison and Orange and Rockland already are interconnected at several points and their operations will be integrated to take advantage of efficiencies and economies that would not be possible absent the Merger. Further, CEI, Con Edison and Orange and Rockland will remain reporting companies subject to the continuous disclosure requirements of the 1934 Act following consummation of the Merger. The Merger will make Con Edison and Orange and Rockland strong competitors in the emerging energy market, which is good for both consumers and investors. For these reasons, the Applicants believe that the Merger will be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the CEI holding company system.

      As set forth more fully later in this Application, the Merger is expected to result in cost savings and synergies, and will improve the efficiencies of the utility systems. The Merger, therefore, will be in the public interest and will not be detrimental to the proper functioning of the resulting holding company system.

      B.   The Merger Meets the Requirements of Section 10(c)

      Section 10(c) of the Act provides that, notwithstanding the provisions of
Section 10(b), the Commission shall not approve:

           1) an acquisition of securities or utility assets, or any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

           2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-
           utility system . . . .

           1.   Section 10(c)(1)

                a.   Compliance with Section 8

      Section 8 prohibits registered holding companies from acquiring properties which would result in combined gas and electric operations in the same area without the authorization of the appropriate state commission, where state law prohibits or requires authorization for such combined operations. Section 8 applies only to registered holding company systems and thus, by its terms, is not applicable to CEI or Orange and Rockland and its subsidiaries or the Merger. However, even if it applied to exempt holding companies, the Merger would not be unlawful as there is no such law, regulation or policy against combination companies in the affected states. Accordingly, the Merger will not be unlawful under Section 8 of the Act, and the portion of Section 10(c)(1) relating to
Section 8 is satisfied.

                b.   No Detriment to the Carrying Out of Section 11

      Section 11 of the Act contains the integration and simplification requirements of the Act applicable to registered holding companies. Specifically, Section 11 mandates that the Commission require each registered holding company to limit operations of its holding company system to a single integrated public utility system, and certain "functionally related" businesses, unless the provisions of subsection 11(b)(1)(A) - (C) (the "ABC" Clauses) permit ownership of additional public utility systems.

      The term "Integrated public utility system" is defined in Section 2(a)(29) to mean:

           As applied to electric utility companies, a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantage of localized management, efficient operation, and the effectiveness of regulation;

      and

           (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

      Based upon these provisions, the SEC has determined that a single integrated public utility system may be either an integrated electric utility system or an integrated gas utility system, but not both. SEC v. New England Elec. Sys., 384 U.S. 176, 178 n.7 (1966). An integrated electric utility system must satisfy four criteria. The electric properties, which may be owned by more than one subsidiary, must be: (1) physically interconnected or capable of such interconnection; (2) economically operated as a single interconnected and coordinated system;

(3) confined in its operations to single region; and (4) not so large as to impair the advantages of localized management, efficient operations or the effectiveness of regulation. See, e.g., Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Elec. Energy Inc., 38 S.E.C. 658, 668 (1958.) An integrated gas utility system need not be physically interconnected and thus must satisfy three criteria: (1) substantial economies through operation as a single coordinated system; (2) confinement to a single region (subsidiaries deriving gas from a common source of supply may be included in a single region); and (3) not so large as to impair the advantages of localized management, efficient operation and effectiveness of regulation. See, e.g., Consolidated Natural Gas Co., HCAR 25040, 45 S.E.C. Docket 672 (Feb. 14,
1990); MCN Corp., HCAR 26576, 45 S.E.C. Docket 2379 (Sept. 14, 1996).

      Section 10(c)(1) does not require that exempt holding companies meet the strict integration requirements of Section 11, but acquisitions by exempt holding companies should not be detrimental to the carrying out of Section 11. See Gaz Metro., Inc., HCAR 26170, 58 S.E.C. Docket 189, 193 (Nov. 23, 1994)
("Section 10(c)(1)'s requirement that the acquisition not be "detrimental" to the carrying out of the provisions of Section 11 does not mandate that the latter section's integration requirements be met. Exempt holding companies are not directly subject to Section 11(b)(1)'s integration standards.") (citation omitted.) The Commission has previously determined that a holding company may acquire utility assets that will not, when combined with the acquiring company's existing utility assets, make up an integrated system or fully comply with the ABC Clauses, provided that there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under Section 3 of the Act following the acquisition. TUC Holding Co., HCAR 26749, 65 S.E.C. Docket 301 (Aug. 1, 1997).

      Because CEI will remain exempt from registration under Section 3 following the acquisition of Orange and Rockland, CEI is not required to show that the electric system of Con Edison will be integrated with the electric system of Orange and Rockland, or that the gas system of Con Edison will be integrated with the gas system of Orange and Rockland in accordance with applicable
statutory criteria.   Thus, consistent with TUC Holdings Co., CEI requests the
Commission to evaluate this Application based upon compliance with the de facto integration standard and the fact that CEI will be exempt under Section 3 following the acquisition of Orange and Rockland.

      Under this "de facto" integration standard, the Commission need not address the question of whether the degree of integration that will exist between the two companies would satisfy the integration standard of Section 11. Indeed, CEI specifically requests that the Commission not address that question vis-a-vis this Application. The issue of how utilities that have divested their generation may satisfy the integration standard is an important policy issue, because this Commission presumably does not want to discourage pro-competitive divestiture. Thus, the issue should be addressed only where it is material and where all of the relevant facts and policy implications can be examined. Accordingly, for purposes of this Application, CEI asks the Commission to assume that CEI's electric and gas systems will not be integrated following the Merger, without prejudice to CEI's rights to later show that they meet the integration standard.

      In the following discussion, CEI presents information about the electric and gas systems that is more than ample to support a finding of de facto integration of all systems. This information is organized in accordance with the statutory integration criteria. A summary of the basis for CEI's claim of eligibility for exemption pursuant to Section 3 is also presented.

                     (1)  The Electric Utility Systems

                          (a)  Physical Interconnections

      Con Edison and Orange and Rockland have adjacent electric service territories that are physically interconnected. The Companies are directly interconnected at three locations, two in New York and one in New Jersey. In New York, the Companies are interconnected at the Ramapo substation via two 345-138 kV transformers and at West Haverstraw via one 345-138 kV transformer. In New Jersey, the Companies are directly interconnected via a 345-138 kV transformer at South Mahwah. See Exhibit E-1.

      The Companies jointly own 29.2 miles of transmission consisting of a double circuit 345 kV tower line that runs from Con Edison's wholly-owned Ramapo substation east to the Rockland/Westchester County line at the Hudson River.
Con Edison and Orange and Rockland, as tenants in common, own 85 percent and 15 percent undivided interest, respectively in those 345 kV circuits. Con Edison and Orange and Rockland also jointly own, as tenants in common, the property that supports the double circuit 345 kV ties between Ramapo and the New York/New Jersey state line. The Companies jointly own (66 1/3 percent - Con Edison,
33 1/3 percent - Orange and Rockland) the Bowline Point generating facility and the 345kV transmission line and substation connecting Bowline Point to the above-mentioned transmission facilities. As described above, Orange and Rockland and Con Edison have agreed to sell Bowline Point to a subsidiary of the Southern Company.

                          (b)  Operation of the Electric Systems

     Orange and Rockland, RECO and Pike jointly operate a single integrated electric production and transmission system serving New York, New Jersey and Pennsylvania. Power supply agreements between Orange and Rockland and RECO and Orange and Rockland and Pike reflect and provide for the integrated operation of the system as a single electric production and transmission system, and for the allocation of system costs among the three jurisdictions according to their pro rata use of the system. The power supply agreements are FERC-approved tariffs and are regulated by FERC pursuant to its jurisdiction under the Federal Power Act. Transmission of the energy produced on the Orange and Rockland system to the various load centers is accomplished by an interconnected interstate transmission grid. The physical plant constructed to perform the power delivery function is operated as a single power delivery system for the pro rata benefit of the three companies, even though portions of it are owned by whichever of the three companies in whose territory the facilities are located.

      Con Edison operates a combination electric and gas utility system that generates, transmits and distributes electricity and delivers natural gas to three million customers in New York City and Westchester County. The Con Edison service territory encompasses about 660 square miles and lies within two contiguous areas consisting of The City of New York (except for the Rockaway Peninsula) and most of Westchester County. Within the service area Con Edison furnishes retail electric service to all members of the general public subject to compliance with the company's tariff on file with the NYPSC. To fulfill its responsibilities under its franchise, Con Edison owns or leases and operates electric generation, transmission and distribution facilities located within the service area. The company uses such facilities, as well as interests in certain other properties, to serve the present and expected needs of customers within the service area.

      Con Edison and Orange and Rockland also operate as a part of an interconnected and coordinated regional system through their membership in NYPP, which is a "tight" power pool. Their generating assets are centrally dispatched through NYPP procedures. Upon implementation of the NYISO, operational control of certain transmission facilities of Con Edison and Orange and Rockland will be transferred to the NYISO and controlled as part of the NYISO system. In addition, the NYISO energy markets will operate on a bid price basis and the dispatch of any facility will depend upon its bid. Bilateral contracts outside of the bid markets also will be permitted and will be scheduled by the NYISO. Following divestiture of their generating assets, Con Edison and Orange and Rockland will still have to meet their respective retail load obligations. They will accomplish this by jointly purchasing and scheduling the delivery of capacity and energy on an economic basis.

      Following the Merger, the Companies are planning to jointly purchase capacity and energy to provide for their aggregate loads on a centralized basis, thereby optimizing the aggregate cost of electricity. This function will be conducted largely by Con Edison's

Megawatthour Store./7/ Projected electricity needs of the Companies will be provided to the Megawatthour Store, which will purchase the best group of resources to meet the aggregate load.

      If the NYISO is operating its open access transmission tariff prior to the effective date of the Merger, transmission service over both the Con Edison and the Orange and Rockland systems will be provided through the NYISO tariff. In the event the NYISO tariff is not in place as of the effective date of the Merger, the Companies have submitted to the FERC a joint open access transmission tariff. That joint tariff provides for service across the transmission systems of Con Edison and Orange and Rockland at a single price, and provides a single point of contact for obtaining transmission service across the system.

      Under the NYISO proposal, the NYISO will have operational control over key transmission facilities; however, the NYISO will not own or physically operate the facilities. Certain key transmission facilities will be maintained and operated by the transmission owner under the direction and control of the NYISO. Other facilities whose status may have an effect on reliability are operated and controlled by the transmission owner. Any changes in the status of such facilities must be communicated to the NYISO. Thus, the Companies will continue to have control and responsibility for the maintenance and reliability of their transmission facilities.

                          (c)  Same Area or Region

      The electric properties of Con Edison and Orange and Rockland are located primarily in adjoining counties in southern New York. The electric properties of RECO in New Jersey and Pike in Pennsylvania are directly contiguous with the New York properties of Orange and

----------------------
/7/ The Megawatthour Store is Con Edison's internal power marketing department.

Rockland. Thus, the electric assets of the system are adjacent and contiguous and located in southern New York, northern New Jersey and one adjoining county in Pennsylvania. Thus, the electric systems will be confined to the same area or region.

                          (d)  The Size of the Electric Systems

      The Commission has approved the formation of registered and exempt holding companies far larger than the combination produced by the Merger. The combined electric systems will operate principally in New York, with smaller operations in Pennsylvania and New Jersey. Management focus will not be impaired by the
Merger.   A member of the Orange and Rockland Board of Directors will be added to the CEI Board of Directors. The Companies expect that the Merger will result in more efficient operations. Following consummation of the Merger, the electric systems of CEI will continue to be regulated by the New York, New Jersey and Pennsylvania public service commissions. The FERC will continue to regulate matters within its jurisdiction as well. Regulatory oversight of the Companies will not change. Thus, the size of the electric systems will not be so large as to impair the advantages of localized management, efficient operations or the effectiveness of regulation.

                     (2)  The Gas Utility Systems

                          (a)  Operation of the Systems

      As shown on Exhibit E-1, the existing gas service areas of Con Edison and Orange and Rockland are adjacent; however, they are separated by the Hudson River. Due to that separation, the existing gas systems are not directly interconnected. The gas systems will realize economies of scale and purchasing synergies while preserving the advantages of localized management and the effectiveness of regulation.

      The Companies share access to market and supply area locations through several pipelines. The Companies plan to coordinate and jointly manage their portfolios of supply and storage and to combine and centralize their gas transportation function. The Companies also intend to engage in joint and coordinated gas purchasing and planning. However, the gas distribution operations of the Companies will continue to be separate.

                          (b)  Single Region or Area

      The gas systems will be confined to several counties in southern New York and a very small portion of northeastern Pennsylvania. The gas properties of Con Edison and Orange and Rockland are adjacent and separated only by the Hudson River. The gas assets of Pike are adjacent to Orange and Rockland's service area. Thus, following the Merger, the gas systems of CEI will be confined to a single region.

      In addition to being located within the same area, the gas systems also will share a number of common sources of supply. Historically, in determining whether two distant gas companies share a "common source of supply," the Commission has placed substantial importance on whether the gas supply of the two companies is derived from the same gas producing area (or basins), recognizing that significant economies and efficiencies are achieved through the coordination and management of gas supply. The Commission also has considered whether the two companies are served by a common pipeline.

      As indicated in the following table, Con Edison and Orange and Rockland obtain a substantial amount of gas from the same basins. In 1997, Con Edison and Orange and Rockland purchased 84 percent and 58 percent, respectively, of their gas supply for retail operations from the Gulf Coast basin. In 1998, purchases from the Gulf Coast Basin are expected to be

84 percent for Con Edison and 54 percent for Orange and Rockland. The projections for 1999 estimate Con Edison's purchases from the Gulf Coast Basin at 77 percent and Orange and Rockland's at 48 percent. Con Edison and Orange and Rockland also make significant purchases from the Canadian Basin; Con Edison's purchases for 1997, 1998 and 1999 are approximately 15 percent, while Orange and Rockland's purchases are approximately 38 percent.

                            ANNUAL SUPPLY PURCHASES
                            -----------------------
                                (w/o GENERATION)
                                ----------------
                                     (BCF)

------------------------------------------------------------------------------
                                 ANNUAL PURCHASES -- CORE MARKET
                  ------------------------------------------------------------

  SUPPLY BASIN    ------------------------------------------------------------
                         1997                1998                   1999
                  ------------------------------------------------------------
                    ORU    CON ED        ORU    CON ED         ORU     CON ED
------------------------------------------------------------------------------
Gulf Coast          13.9    109.3        11.8    109.3          9.3      69.7
------------------------------------------------------------------------------
Midcontinent         0.0      0.0         0.0      0.0          0.0       0.0
------------------------------------------------------------------------------
Appalachia           0.9      0.5         0.9      0.5          0.9       0.5
------------------------------------------------------------------------------
Canadian             9.1     20.0         9.1     20.1          9.1      20.1
------------------------------------------------------------------------------
TOTAL               23.9    129.9        21.8    129.9         19.3      90.3
------------------------------------------------------------------------------

      Con Edison, Orange and Rockland and Pike also obtain transportation services from several of the same interstate gas pipelines. Con Edison, Orange and Rockland and Pike take service from Algonquin Gas Transmission, Tennessee Gas Pipeline, National Fuel and Texas Eastern Transmission. The Companies do not use hubs to purchase gas. The supply area locations that the Companies have access to are: Henry, LA; Lebanon, OH; Louisiana; National

Fuel; South Texas; Niagara, NY; and Leidy, PA. As noted above, the Companies intend to coordinate and jointly manage their portfolios of supply and storage.

                          (c)  The Size of the Gas Systems

      The gas systems will be managed under the overall direction of the CEI Board of Directors which will remain unchanged except for the addition of one new member from the Orange and Rockland Board of Directors. As discussed in
Item 3, Section B.2 of this Application, the Merger will result in more efficient operations. Finally, the Merger will not impair the effectiveness of regulation since the gas systems will continue to be regulated by the state public utility commissions. Thus, the Merger of the gas systems will not have an adverse effect on localized management, efficient operations or effective regulation.
                     (3)  "De Facto" Integration of the Electric and Gas Systems

      In TUC Holding Co., the Commission addressed the acquisition of a gas utility by an exempt electric holding company. The Commission stated:

                Section 11(b)(1) makes provision for the acquisition and retention of more than one integrated system only if the requirements of section 11(b)(1)(A)--(C) ("ABC Clauses") are satisfied. By its terms, however, section 11(b)(1) applies only to registered holding companies. The Commission has previously determined that a holding company may acquire utility assets that will not, when combined with the acquiring company's existing utility assets, make up an integrated system or fully comply with the ABC clauses, provided that there is a de facto integration of contiguous utility properties and the holding company will be exempt from registration under section 3 of the Act following the acquisition.

TUC Holding Co., 65 S.E.C. Docket at 305-06 (footnote omitted).

     In applying this standard to the combination of a purely electric utility system with a purely gas utility system, the Commission explained:

                In this matter there will be a de facto integration of the combined utility properties. The respective service territories of the TUC and ENSERCH systems generally overlap. The two systems will be coordinated administratively. The combination offers TUC and ENSERCH a means to compete more effectively in the emerging energy services business, and it does not appear that the merger will give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that section 11(b)(1) and the Act generally were intended to address. The merger of the two companies should have no effect upon the ability of state and local ratemaking authorities to carry out their statutory duties. Accordingly, the Commission does not find that the proposed acquisition would be detrimental to the carrying out of section 11, so that section 10(c)(1) of the Act is satisfied.

Id. at 306 (footnotes omitted).

      In BL Holdings Corp., HCAR 26875 (May 15, 1998), the SEC stated that the creation of a combination utility system with unified gas operations and an electric generation company met the standards of the Act. Relying on TUC Holding Co. the order states:

                In this matter, there will be de facto integration of the separate gas and electric systems . . . The two systems will be coordinated administratively. BL Holding anticipates forming one or more service companies that will provide certain common utility and administrative services to BL Holding, Gas East, T&D Managers and Genco. It does not appear that the combination will give rise to any of the abuses, like ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that section 11 (b)(1) and the Act were intended to address. The Transactions should have no effect upon the ability of state ratemaking authorities to carry out their statutory duties. Accordingly, the Commission does not find that the proposed acquisition would be detrimental to the carrying out of section 11, so that section 10(c)(1) of the Act is satisfied.

Id.  (footnotes omitted).

      Other recent cases in this area demonstrate the Commission's recognition of the changes in the energy industry. In New Century Energies, for example, the Commission stated that the gas and electric industries are converging and that separation of such businesses could cause the separated entities to be weaker competitors. 65 SEC Docket at 288. The SEC in approving the acquisition of KU Energy by LG&E accepted that the combination of a combination utility system exempt under Section 3 of the Act with an electric utility system would result in a stronger financial competitor in the emerging total energy market. LG&E Energy Corp., HCAR 26866 (April 30, 1998). Finally, the SEC noted in its order approving the BL Holdings acquisition that the applicants had asserted that the combination would create the opportunity for strategic, financial and operational benefits in the form of greater financial strength and financial flexibility. BL Holdings, HCAR 26875, at 15.

      Con Edison and Orange and Rockland each presently coordinate the operations of their respective electric and gas properties. The gas and electric service areas of each company overlap and the systems share a number of coordinated functions, including joint gas and electric billing, meter reading, emergency management and resources, customer service and credit and billing services. Thus, the existing gas and electric systems of each company already are "de facto" integrated.

      After the Merger, the Companies will also engage in the coordination of administrative, corporate and purchasing functions related to the electric and gas systems. The Companies expect to combine administrative and corporate functions in common areas such as treasury, human resources, insurance and risk management, accounting, legal, regulatory and government affairs, environmental health and safety, business development, corporate communications, information technology and purchasing functions. As noted earlier, the Companies also intend to engage in joint and coordinated purchasing of power and gas to meet aggregate demand of the systems in the most economical manner. During emergencies the Companies will coordinate operations and maintenance to expedite restoration of service.

      Following the Merger, the electric and gas systems of CEI will continue to largely overlap and will be located in adjacent service areas on opposite sides of the Hudson River. The systems will reap many benefits available from coordination of combined resources, while preserving local control and state regulation.

      Based upon the foregoing, the combination will result in the de facto integration of the electric and gas utility systems of Orange and Rockland with the electric and gas utility systems of CEI. Consistent with BL Holdings Corp., the service territories of the Companies are adjacent to one another. The electric systems are physically interconnected and jointly own transmission facilities. The gas systems obtain substantial quantities of gas from the same supply areas and are served by the same pipelines. The systems will be coordinated administratively and through joint purchasing arrangements for power
and gas to serve aggregate loads.   The consolidation of administrative and
corporate functions is expected to provide efficiencies and economies. The Merger will not give rise to any of the abuses, like ownership of scattered properties, inefficient operations, lack of local management or evasion of state regulation, that Section 11(b)(1) and the Act was intended to address.

                     (4)  Exemption of CEI Following the Merger

      Following consummation of the Merger, CEI and Orange and Rockland will continue to be entitled to exemptions under Section 3 of the Act. CEI will remain an exempt holding company under Section 3(a)(1) of the Act and continue to file an annual statement on Form U-3A-2, while Orange and Rockland will continue to rely on the Commission's order exempting Orange and Rockland from registration based on its status as a holding company which is predominantly a public utility company under Section 3(a)(2) of the Act./8/

                          [i]  3(a)(1) Exemption for CEI

     CEI will continue to be entitled to an exemption under Section 3(a)(1) of the Act. Section 3(a)(1) of the Act authorizes the Commission to exempt any holding company:

           if such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their businesses substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

      Under Section 3(a)(1) of the Act, in order for a holding company to qualify for an exemption, each of its "material" subsidiaries must be predominantly intrastate in nature and carry out their businesses
"substantially" in a single state in which the holding company and each material subsidiary are organized. Wisconsin Electric Power Co., 28 S.E.C. 906 (1948). Under

----------------------
/8/ The Commission held that Orange and Rockland was entitled to an exemption under Section 3(a)(2) of the Act in In the Matter of Rockland Light and Power Company, 1 SEC 354 (1936). Subsequently, Rockland Light and Power Company became Orange and Rockland Utilities, Inc.

an informal SEC guideline, a utility subsidiary is material if it contributes more than ten percent of the consolidated utility revenues of the holding company. A second guideline provides that a utility subsidiary operates substantially in a single state if no more than about 20% of the utility's operations are out of state. Hawes, Utility Holding Companies, Clark, Boardman Company, Ltd., 1987 at (S) 3-04.

      Following the Merger, CEI will have four public utility subsidiaries: Con Edison, Orange and Rockland, RECO and Pike. The contribution of each utility subsidiary to CEI's consolidated utility revenues based on 1997 figures is shown below.

                                                                      ($000)
CEI consolidated utility revenues (pre-Merger)                       6,740,000
Orange and Rockland consolidated utility revenues (pre-Merger)         642,000
                                                                     ---------
CEI consolidated utility revenues (post-Merger)                      7,382,000

Con Edison utility revenues                                          6,740,000
Orange and Rockland utility revenues                                   494,000
RECO utility revenues                                                  141,000
Pike utility revenues                                                    6,420


Percent of total:  Con Edison                                            91.30%
                   Orange and Rockland                                    6.70%
                   RECO                                                   1.91%
                   Pike                                                   0.09%

      Post-Merger CEI will continue to be entitled to an exemption under section 3(a)(1), because each of its material subsidiaries will remain predominantly intrastate in character and carry on its operations substantially in a single state in which CEI and such subsidiaries are organized.

      Con Edison will remain a material subsidiary of CEI post Merger, because approximately 91.3 percent of CEI's consolidated utility revenues will be derived from Con Edison's operations. Since Con Edison is a material subsidiary of CEI, it is necessary to consider whether Con Edison is predominantly intrastate in character and carries on its business substantially in the state in which CEI and Con Edison are organized.

      CEI and Con Edison both are New York corporations. Con Edison's retail electric and gas service areas are exclusively in New York, and all of its generating and transmission assets are located in New York. Con Edison makes only a small number of wholesale sales, and the majority of those sales are in New York or at the New York border, and thus are intrastate in character. Clearly, Con Edison is predominantly, if not exclusively, intrastate in character and carries out its business substantially in New York. Thus, Con Edison meets the requirements of Section 3(a)(1).

      Orange and Rockland will not be a material subsidiary of CEI, because it will contribute approximately 6.7 percent of CEI's consolidated utility revenues post-Merger. Since Orange and Rockland will not be a material subsidiary, it is not necessary to show that Orange and Rockland is predominantly intrastate in character. Nevertheless, Orange and Rockland is organized in New York and its electric and gas service areas are confined to three counties in New York.
Thus, Orange and Rockland is predominantly intrastate in character and carries on its operations substantially in New York.

      Post-Merger, RECO will contribute less than two percent of CEI's consolidated utility revenues. Thus, RECO is not a material subsidiary of CEI and is not required to be incorporated in or operate in New York. Pike's revenues will constitute less than 0.09 percent of CEI's consolidated utility revenues. Clearly, Pike, like RECO, will not be a material subsidiary of CEI under Section 3(a)(1) and need not be incorporated in or operate in the same state as CEI.

      In view of the foregoing, CEI will be entitled to an exemption under section 3(a)(1) following the Merger, because CEI and each of its material subsidiaries will be predominantly intrastate in character and carry on their businesses substantially in a single state in which CEI and each such subsidiary are organized.

                          [ii]  3(a)(2) Exemption for Orange and Rockland

      Following the Merger, Orange and Rockland will continue to rely on the Commission's order granting Orange and Rockland an exemption under Section 3(a)(2) of the Act./9/ Section 3(a)(2) of the Act provides that the Commission may issue an order exempting a holding company from registration under the Act if:

          such holding company is predominantly a public utility company whose operations, as such, do not extend beyond the State in which it is organized and States contiguous thereto.


      Under this subsection, the SEC has held that the utility activities of the subsidiaries can be about 50% of the activity (revenues, assets) of the holding company (gross-to-gross test). Houston Industries Incorporated, HCAR No. 35-26744 (1997). In granting the exemption to Orange and Rockland in 1936, the Commission observed that sales at retail by Orange and Rockland amounted to 81 percent of the gross revenues of the consolidated Orange and Rockland

----------------------
/9/   In the Matter of Rockland Light and Power Co., 1 SEC 354 (1936).

system and that 78 percent of the electricity and 93 percent of the gas sold by the entire system was sold by the parent company.

      Today, Orange and Rockland remains a public utility company organized and operating exclusively in New York, with public utility subsidiaries operating in the contiguous states of New Jersey and Pennsylvania. Orange and Rockland still produces approximately 77 percent of the revenues of the consolidated system. The ratio of the revenues of RECO and Pike to those of Orange and Rockland is approximately 28.2 percent. The ratio of the assets of RECO and Pike to those of Orange and Rockland is approximately 16 percent./10/

      As shown above, there has been no material change in the operations of Orange and Rockland and its subsidiaries since the Commission granted Orange and Rockland an exemption in 1936. Nor will the Merger materially affect the operations of Orange and Rockland. Orange and Rockland will continue to operate predominantly as a public utility company in the State of New York. RECO and Pike will continue to operate in New Jersey and Pennsylvania, respectively. There will not be a significant change in the gross-to-gross test comparing the revenues of RECO and Pike to those of Orange and Rockland. Thus, it is appropriate for Orange and Rockland to continue to rely on the Commission's order granting Orange and Rockland an exemption from the Act under Section 3(a)(2).

                          [iii]  Effect of Divestiture

      As explained earlier, both Con Edison and Orange and Rockland have plans to divest generating assets. CEI believes that the utility revenues of its operating subsidiaries will not be

----------------------
/10/ Orange and Rockland has total assets of $1.2 billion. RECO has assets of approximately $186 million and Pike has assets of approximately $9.2 million.

materially affected by the planned divestitures. It is expected that Con Edison and Orange and Rockland and its subsidiaries will continue to make substantial sales of electric power to customers within their service areas. Retail choice is not expected to have a disproportionate effect on either the utility revenues of Con Edison or Orange and Rockland and its operating subsidiaries. Thus, Orange and Rockland, RECO and Pike will remain non-material subsidiaries of CEI following divestiture; Con Edison will continue its operations substantially in New York; and CEI will continue to qualify for exemption under Section 3(a)(1).

      Similarly, the effect of divestiture is not expected to effect Orange and Rockland's eligibility for exemption under Section 3(a)(2). Orange and Rockland will continue to make sales at retail in New York on a level comparable to its present sales, and neither RECO or Pike own any generating facilities. Thus, the gross-to-gross ratio of revenues post divestiture is expected to be comparable to the current ratio. The book value of the Orange and Rockland assets to be divested is approximately $289 million./11/ If that amount is removed from Orange and Rockland's books, the gross-to-gross ratio changes from 16 percent to 19 percent. That ratio clearly is well within the range considered acceptable by the SEC.







----------------------
/11/ Orange and Rockland's Annual Report for 1997 at page 23. (The total net book value of the plant assets to be sold is $269 million. In addition, fuel and material and supplies inventories, with a carrying value of $20 million, will be included with the sale.)

                          [iv]  The "Unless and Except" Clause

      Section 3 of the Act provides for the exemptions from registration described above, and requires that the Commission grant the exemptions, "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers."

      CEI submits that the Merger will not be detrimental to the public interest or the interests of consumers or investors. The Merger cannot go forward without the approval of affected state regulatory commissions and the Federal Energy Regulatory Commission. As demonstrated above, CEI and Orange and Rockland will be well within the guidelines of Section 3(a)(1) and 3(a)(2).
Only 2% of CEI's consolidated utility revenues will be derived from out-of-state operations, and CEI does not have significant investments in non-utility businesses. This Application demonstrates that the Merger is expected to produce benefits to investors and consumers. There is simply no basis for invoking the unless and except clause on the record presented.

     Based on the foregoing, the Merger satisfies the requirements of Section 10(c)(1). The combination will result in the de facto integration of the electric and gas utility systems of Orange and Rockland with the adjacent
electric and gas utility systems of CEI.   CEI and Orange and Rockland will
continue to be eligible for exemption under Section 3 following the Merger. Moreover, the acquisition will not go forward without the approval of the New York, New Jersey and the Pennsylvania public service commissions. The Merger does not reduce or eliminate the regulation of the CEI consolidated systems. Thus, there is no effect on the local regulation that is of concern under the Act. Finally, CEI does not believe that the acquisition and operation of these utility systems will pose any other concerns to the public interest or the interests of investors or consumers than those already addressed or that are likely to be raised in the state proceedings. For these reasons, no adverse finding is required under Section 10(c)(1).

           2. Section 10(c)(2) -- Economic and Efficient Development of an Integrated Public Utility System

      Section 10(c)(2) of the Act requires that the Merger tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest. The Commission previously has determined that where a holding company will be exempt from registration under Section 3 of the Act following an acquisition of non-integrating utility assets, it is sufficient for purposes of Section 10(c)(2) to find benefits to one integrated system. BL Holdings Corp., HCAR 26875, at 14.

      Section 2(a)(29) has distinct definitions for a gas utility system and an electric utility system. Therefore, the Commission historically has taken the position that gas and electric properties together cannot constitute a single integrated public utility system. SEC v. New England Elec. Sys., 384 U.S. 176, 178 n.7 (1965). Nevertheless, Commission authority is equally clear that
Section 10(c)(2) does not limit Commission approval to acquisitions resulting in only one integrated system:

           we have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system.
           Section 10(c)(2) requires only that the acquisition tend "towards the economical and the efficient development of an integrated public-utility system."

Gaz Metro. Inc., HCAR 26170, at 192, quoting In re Union Elec. Co., HCAR 18368 (Apr. 10, 1974), aff'd mem. sub nom., City of Cape Girardeau, Missouri v. SEC, 521 F.2d 324 (D.C. Cir. 1975). See also, New Century Energies, HCAR 26748 (Aug. 1, 1997)

      The Merger will make available rate savings above and beyond the substantial savings captured for customers by the Con Edison Settlement Agreement and the Orange and Rockland Restructuring Plan and the transition to competition. The combined systems will be able to offer customers in adjacent service areas gas and/or electric service to meet their energy needs at competitive prices. The Companies will engage in joint purchasing to serve their retail load obligations, combining their purchasing power to achieve economies and synergies through the elimination of duplicative functions and improved purchasing power. Further, the Merger will create savings in the form of combined administrative and corporate functions that will reduce the cost of service to both Con Edison's and Orange and Rockland's customers. These savings will accrue to both gas and electric customers.

      Thus, the Merger clearly satisfies the requirement of Section 10(c)(2) as it tends toward the economic and efficient development of several integrated public utility systems by benefiting the electric and gas utility systems through cost savings and synergies.

      The Merger will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realized only in the longer term, it is proper to consider them in determining whether the standards of
Section 10(c)(2) are met. See In re American Elec. Power Co., 46 S.E.C. at 1320-21. Although some potential benefits cannot be precisely estimated, such benefits also are entitled to be considered in the Commission's 10(c)(2) determination. "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., 35 S.E.C. Docket at 775 (footnote omitted).

      CEI estimates that the nominal dollar value, net of costs to achieve the Merger, of non-fuel savings from the Merger to be approximately $467.6 million over ten years. These savings come from the elimination of duplicate corporate and administrative programs and greater efficiencies in operations and business processes. The synergy savings are expected to be derived primarily from labor costs savings to be realized through combined operations in common areas such as the treasury, human resources, insurance and risk management, accounting, regulatory and government affairs, environmental health and safety, business development, corporate communications, information technology, legal and purchasing functions. The expected savings are summarized below:

                              SUMMARY OF SAVINGS
                               ($ in thousands)

                  Labor                              $334,690
                  Facilities                           19,594
                  Corporate and Administrative        105,828
                  Purchasing Economies (Non-Fuel)      48,162
                  Gas Supply (Support Activities)       3,341
                                                     --------
                                                      511,636
                                                      (44,060)*
                                                     --------
                                                     $467,576

*  Costs to achieve

      The coordination between the Companies will be effective in meeting the challenges of the increasingly competitive environment in the utility industry in both the gas and electric sectors, due to economies of scale and more efficient operations. By creating the economies of scale in both utility systems, CEI and Orange and Rockland believe that the combined utility systems will create the opportunity for strategic, financial and operational benefits from customers in the form of lower rates over the long term and for shareholders in the form of greater financial strength and financial flexibility. As described above, the Merger will make available rate savings above and beyond the substantial savings to be realized by customers under each company's restructuring plan.

           3.   Section 10(f)

      Section 10(f) provides that:

                The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

      As described below under Item 4 of this Application, Regulatory Approvals, and as evidenced by the filings before the public service authorities of New York, New Jersey and Pennsylvania, CEI and Orange and Rockland and its subsidiaries intend to comply with all applicable state laws related to the Merger.

IV.   ITEM 4:  REGULATORY APPROVALS

      Set forth below is a summary of the regulatory approvals that CEI and Orange and Rockland have obtained or expect to obtain in connection with the Merger.

      A.   Antitrust

      The Hart-Scott-Rodino Act ("HSR Act") and the rules and regulations of that Act provide that certain mergers (including this Merger) may not be consummated until certain information has been submitted to the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") and a specified waiting period has been satisfied. CEI and Orange and Rockland submitted their respective notification and report forms and all required information to the DOJ and FTC on January 26, 1999.

      If the Merger is not consummated within 12 months after the expiration of the HSR Act waiting period, then CEI and Orange and Rockland would be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period would have to expire or be terminated before the Merger could be consummated.

      B.   Federal Energy Regulatory Commission

      Section 203 of the Federal Power Act ("FPA") provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire the securities of any other public utility, without first obtaining the approval from the FERC. Under section 203 of the FPA, the FERC will approve a merger if it finds that such merger is "consistent with the public interest." In reviewing a merger, the FERC generally evaluates whether the merger will adversely affect competition, whether it will adversely affect rates, and whether it will impair the effectiveness of regulation. Con Edison and Orange and Rockland also are subject to the jurisdiction of the FERC under section 205 of the FPA with respect to certain wholesale electric sales and transmission services. On September 9, 1998, an application was filed with the FERC requesting the required approvals from the FERC. That application is filed with this Application as Exhibit D-1.

      On January 27, 1999, the FERC issued an order approving the Merger. Consolidated Edison Company of New York, Inc. and Orange and Rockland Utilities, Inc., Docket No. EC98-62-000, 86 FERC (P) 61,064 (1999). Based on the record before it, including applicants' mitigation commitments and generation divestiture plans, the FERC found that the Merger raises no competitive concerns. The FERC also concluded that the Merger will not adversely affect rates, or the manner or extent to which FERC or the relevant state commissions regulate the transactions and facilities of the merged entities. The FERC approved the applicants' proposal to use the "purchase' method of accounting to record the Merger and found that the applicants' proposal to account for the goodwill on the books of CEI is also acceptable and consistent with FERC precedents. A copy of the FERC order approving the Merger is included in Exhibit D-5.

      By separate order issued January 27, 1999, in Docket No. ER98-4510-000, the FERC conditionally accepted for filing on an interim basis, a single-system open access transmission tariff filed by Con Edison and Orange and Rockland in conjunction with their application for approval of the Merger. Consolidated Edison Company of New York, Inc. and Orange and Rockland Utilities, Inc., 86 FERC (P) 61,063 (1999). The applicants requested that the interim tariff be made effective upon consummation of the Merger and that it remain in effect until the

NYISO open access transmission tariff takes effect. The FERC accepted the interim tariff to become effective on the date of consummation of the Merger. However, the FERC also stated that if the NYISO tariff becomes effective prior to the date of consummation of the Merger, the proposed interim tariff is unnecessary and is dismissed accordingly. A copy of the FERC order accepting the proposed tariff is included in Exhibit D-5.

      C.   State Public Utility Commissions

      New York

      Con Edison and Orange and Rockland are seeking approval of the NYPSC under
Section 70 of the Public Service Law for CEI to acquire the stock of Orange and Rockland as contemplated in, and pursuant to, the terms of the Merger Agreement. Con Edison and Orange and Rockland also have sought NYPSC approval under Section 108 of the Public Service Law for a certificate of merger. Such approvals only will be given if it is demonstrated that the Merger is in the public interest. The approvals requested by Con Edison and Orange and Rockland in their joint petition to the NYPSC include modifications to the restructuring plans of both Companies to reflect the corporate structure that will result upon consummation of the Merger. The joint petition proposes adopting cost allocation and accounting procedures for transactions between and among CEI and its subsidiaries that are consistent with procedures approved by the NYPSC in the Con Edison and Orange and Rockland restructuring plans. Con Edison and Orange and Rockland filed their joint petition with the NYPSC on June 22, 1998. That joint petition is provided to the Commission as Exhibit D-2 to this Application.

      New Jersey

      RECO is subject to the jurisdiction of the NJBPU, and thus the NJBPU's approval also is required pursuant to New Jersey Stat. Ann. 48:2-51.1 and New Jersey Stat. Ann. 48:3-10. The NJBPU, pursuant to its statutory mandate, will evaluate the impact of the acquisition on competition, on the rates of affected ratepayers, on the employees of the affected utilities, and on the provision of safe and adequate utility service at just and reasonable rates. In reviewing mergers and acquisitions, the NJBPU has utilized a "no harm" standard rather than a positive benefits standard. A petition requesting approval of the Merger was filed on July 2, 1998.

      Pennsylvania

      The Merger also must be approved by the PaPUC pursuant to Section 1102 of the Pennsylvania Public Utility Code, which requires a Pennsylvania utility
(Pike) to obtain the PaPUC's approval, by certificate of public convenience, before it may transfer property used and useful in the public service. In determining whether to grant such a certificate, the PaPUC will consider whether a public benefit will result from the proposed merger or acquisition. A petition requesting PaPUC approval was filed by Pike on July 2, 1998. The PaPUC established a separate proceeding to consider the application. On December 8, 1998, the Pennsylvania Office of Consumer Advocate and Pike notified the PaPUC that they had agreed in principle to settle completely this proceeding. A formal settlement agreement was filed with the PaPUC on January 19, 1999.

      Except as set forth above, no other state or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the Merger proposed herein.

V.    ITEM 5:  PROCEDURE

      The Commission respectfully is requested to issue and publish, not later than February 10, 1999, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than March 3, 1999, by which comments must be entered and a date not later than March 31, 1999, as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

      It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Application. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

VI.   ITEM 6:  EXHIBITS AND FINANCIAL STATEMENTS

      Exhibits

B-1     The Merger Agreement

C-1 The Orange and Rockland Proxy Statement dated July 17, 1998 and incorporated herein by reference, File No. 1-4315

D-1     Application submitted to the Federal Energy Regulatory Commission

D-2     Application submitted to the New York State Public Service Commission

D-3     Application submitted to the New Jersey Board of Public Utilities

D-4     Application submitted to the Pennsylvania Public Utility Commission

D-5     Orders of the above-mentioned agencies (to be submitted by amendment)
        (A)(P) Orders of the Federal Energy Regulatory Commission

E-1(P) A map showing the interconnections and the relationship of the utility properties of CEI and Orange and Rockland

F-1     Preliminary Opinion of Counsel (to be submitted by amendment)

F-2     Past-tense Opinion of Counsel (to be submitted by amendment)

G-1     Financial Data Schedule (see Exhibit 27)

H-1     Opinion of Salomon Smith Barney

H-2     Opinion of Donaldson, Lufkin and Jenrette Securities Corporation

I-1 Annual Report of CEI on Form 10-K for the year ended December 31, 1997 (File No. 1-4514 and incorporated herein by reference)

I-2 Annual Report of Con Edison on Form 10-K for the year ended December 31, 1997 (File No. 1-1217 and incorporated herein by reference)

I-3 Annual Report of Orange and Rockland on Form 10-K for the year ended December 31, 1997 (File No. 1-4315 and incorporated herein by reference)

I-5 Orange and Rockland Annual Report to Shareholders (File No. 1-4315 and incorporated herein by reference)

I-6 Quarterly Report of CEI on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-4514 and incorporated herein by reference)

I-7 Quarterly Report of CEI on Form 10-Q for the quarter ended June 30, 1998 (File No. 4514 and incorporated herein by reference)

I-8 Quarterly Report of CEI on Form 10-Q for the quarter ended September 30, 1998 (File No. 1514 and incorporated herein by reference)

I-9 Quarterly Report of Con Edison on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-1217 and incorporated herein by reference)

I-10 Quarterly Report of Con Edison on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-1217 and incorporated herein by reference)

I-11 Quarterly Report of Con Edison on Form 10-Q for the quarter ended September 30, 1998 (File No. 1-1217 and incorporated herein by reference)

I-12 Quarterly Report of Orange and Rockland on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-4315 and incorporated herein by reference)

I-13 Quarterly Report of Orange and Rockland on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-4315 and incorporated herein by reference)

I-14 Quarterly Report of Orange and Rockland on Form 10-Q for the quarter ended September 30, 1998 (File No. 1-4315 and incorporated herein by reference)

J       Notice of the Merger

K-1 Con Edison Settlement Agreement (Amended and Restated Agreement and Settlement, between Con Edison and the Staff of the New York Public Service Commission, designated in Con Edison's Current Report on Form 8-K, dated September 23, 1997 (File No. 1- 1217 as Exhibit 10)

K-2 Orange and Rockland Electric Rate and Restructuring Plan dated November 6, 1997

L-1(P) Organization Charts of CEI and Orange and Rockland Pre-Merger, and CEI Post-Merger

EX 27   Financial Data Schedule

        Financial Statements

FS-1    CEI Unaudited Pro Forma Combined Condensed Balance Sheet as of March 31,
        1998

FS-2 CEI Unaudited Pro Forma Combined Condensed Statement of Income for the 12 months ended March 31, 1998

FS-3    CEI Consolidated Balance Sheet as of March 31, 1998

FS-4    CEI Consolidated Statement of Income for the 12 months as of March 31,
        1998

FS-5    Con Edison Consolidated Balance Sheet as of March 31, 1998

FS-6 Con Edison Consolidated Statement of Income for the 12 months ended as of March 31, 1998, and the last three fiscal years

FS-7    Orange and Rockland Consolidated Balance Sheet as of March 31, 1998

FS-8 Orange and Rockland Consolidated Statement of Income for the 12 months ended March 31, 1998, and the last three fiscal years

FS-9    RECO Consolidated Balance Sheet as of March 31, 1998

FS-10 RECO Consolidated Statement of Income for the 12 months ended as of March 31, 1998, and the last three fiscal years

FS-11   Pike Consolidated Balance Sheet as of March 31, 1998

FS-12   Pike Consolidated Statement of Income

VII.  ITEM 7:  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      Review and approval of the Merger is not a "major federal action significantly affecting the quality of the human environment" within the meaning of Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. (S) 4321 et seq. (1994). The Commission's approval of this Application, the expiration of the applicable waiting period under the HSR Act, the review by the appropriate state regulatory bodies and the FERC will not result in changes in the operations of Orange and Rockland or Con Edison that would have any impact on the environment. No Federal agency is preparing an environmental impact statement with respect to this matter.

VIII. SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                   Respectfully submitted,
                                   Consolidated Edison, Inc.
                                   4 Irving Place
                                   New York, New York 10003

                                   By:___________________________
                                        Peter A. Irwin
                                        Its Attorney

                                   By:___________________________
                                        J. A. Bouknight, Jr.
                                        Its Attorney

                                    PRO-FORMA
                         CONSOLIDATED EDISON, INC. (CEI)
                           CONSOLIDATED BALANCE SHEET
                              AS AT MARCH 31, 1998

                                                                            ORANGE & ROCKLAND
                                                                           UTILITIES, INC. AND
                                                              CEI              SUBSIDIARIES
                                                         MARCH 31, 1998       MARCH 31, 1998
                                                             ACTUAL               ACTUAL         ADJUSTMENTS         PRO FORMA*
                                                        ----------------    ----------------   --------------     ----------------
 ASSETS                                                                           (Thousands of Dollars)
Utility plant, at original cost
     Electric                                               $11,805,558         $1,048,587                            $12,854,145
     Gas                                                      1,759,293            232,771                              1,992,064
     Steam                                                      582,332                                                   582,332
     General                                                  1,210,805             64,570                              1,275,375
                                                        ----------------    ---------------    --------------     ----------------
              Total                                          15,357,988          1,345,928                             16,703,916
          Less: Accumulated depreciation                      4,481,414            480,773                              4,962,187
                                                        ----------------    ---------------    --------------     ----------------
              Net                                            10,876,574            865,155                             11,741,729
     Construction work in progress                              284,725             70,121                                354,846
     Nuclear fuel assemblies and components,
         less accumulated amortization                          103,690                                                   103,690
     Net utility plant acquisition adjustment                                                        437,708  (c)         437,708
                                                        ----------------    ---------------    --------------     ----------------
                            Net utility plant                11,264,989            935,276           437,708           12,637,973
                                                        ----------------    ---------------    --------------     ----------------

Current assets
      Cash and temporary cash investments                       198,257              4,771           (71,730) (d)         131,298
      Accounts receivable - customer, less
           allowance for uncollectible accounts (a)             561,655             60,555                                622,210
      Other receivables (b)                                      44,983              9,690            (1,246) (e)          53,427
      Regulatory accounts receivable                              3,888                                                     3,888
      Fuel, at average cost                                      38,985              6,530                                 45,515
      Gas in storage, at average cost                            31,137              3,245                                 34,382
      Materials and supplies, at average cost                   192,698             15,438                                208,136
      Prepayments                                               189,146             25,831                                214,977
      Other current assets                                       16,700             39,923                                 56,623
                                                        ----------------    ---------------    --------------     ----------------
                            Total current assets              1,277,449            165,983           (72,976)           1,370,456
                                                        ----------------    ---------------    --------------     ----------------

Investments and nonutility property                             331,970             10,505                                342,475
                                                        ----------------    ---------------    --------------     ----------------

Deferred charges
     Deferred pension and other postretirement
       benefits                                                                      8,051                                  8,051
     Enlightened Energy program costs                           102,349                                                   102,349
     Unamortized debt expense                                   138,262             10,979                                149,241
     Recoverable fuel costs                                      25,613             (6,018)                                19,595
     Power contract termination costs                            69,594             12,625                                 82,219
     Other deferred charges                                     254,270             41,642            35,200  (c)         331,112
                                                        ----------------    ---------------    --------------     ----------------

                            Total deferred charges              590,088             67,279            35,200              692,567
                                                        ----------------    ---------------    --------------     ----------------
Net Assets of Discontinued Operations                                                1,476                                  1,476

Regulatory asset-future federal
    income taxes                                                938,053             75,353                              1,013,406
                                                        ----------------    ---------------    --------------     ----------------
                            Total                           $14,402,549         $1,255,872          $399,932          $16,058,353
                                                        ================    ===============    ==============     ================

The accompanying notes to the pro forma are an integral part of this statement.

                                   PRO-FORMA
                        CONSOLIDATED EDISON, INC. (CEI)
                         CONSOLIDATED INCOME STATEMENT
                  FOR THE TWELVE MONTHS ENDED MARCH 31, 1998

                                                                                 ORANGE & ROCKLAND
                                                                                UTILITIES, INC. AND
                                                                   CEI             SUBSIDIARIES
                                                                ACTUAL 1998         ACTUAL 1998          ADJUSTMENTS    PRO FORMA*
                                                                -----------     -------------------      -----------    ----------
                                                                                            (Thousands of Dollars)
OPERATING REVENUES
  Electric                                                       $5,657,948             $478,468                        $6,136,416
  Gas                                                             1,038,031              149,370                         1,187,401
  Steam                                                             365,011                                                365,011
  Non-utility                                                        72,654                  698                            73,352
                                                                 ----------             --------          --------      ----------
                    TOTAL OPERATING REVENUES                      7,133,644              628,536                         7,762,180
                                                                 ----------             --------          --------      ----------
OPERATING EXPENSES
  Purchased power                                                 1,355,129               62,631                         1,417,760
  Fuel                                                              580,024               73,121                           653,145
  Gas purchased for resale                                          490,325               82,159                           572,484
  Other operations                                                1,122,458              145,314             8,800 (c)   1,276,572
  Maintenance                                                       478,600               33,618                           512,218
  Depreciation and amortization                                     507,921               35,045            11,223 (c)     554,189
  Taxes, other than federal income tax                            1,178,391               96,648                         1,275,039
  Federal income tax                                                377,796               22,916           (19,670)(j)     381,042
                                                                 ----------             --------          --------      ----------
                    TOTAL OPERATING EXPENSES                      6,090,644              551,452               353       6,642,449
                                                                 ----------             --------          --------      ----------

OPERATING INCOME                                                  1,043,000               77,084              (353)      1,119,731

OTHER INCOME (DEDUCTIONS)
  Investment income                                                  14,082                                                 14,082
  Allowance for equity funds used during construction                 3,161                   22                             3,183
  Other income less miscellaneous deductions                         (4,082)               2,187                            (1,895)
  Taxes other than income taxes                                                             (274)                             (274)
  Federal income tax                                                 (2,674)                 102                            (2,572)
                                                                 ----------             --------          --------      ----------
                    TOTAL OTHER INCOME                               10,487                2,037                            12,524
                                                                 ----------             --------          --------      ----------

INCOME BEFORE INTEREST CHARGES                                    1,053,487               79,121              (353)      1,132,255

Interest on long-term debt                                          318,464               24,417            47,400 (i)     390,281
Other interest                                                       13,916                9,248                            23,164
Allowance for borrowed funds used during construction                (1,561)              (1,772)                           (3,333)
                                                                 ----------             --------          --------      ----------
                    NET INTEREST CHARGES                            330,819               31,893            47,400         410,112
                                                                 ----------             --------          --------      ----------

LOSS FROM DISCONTINUED OPERATIONS                                                        (10,834)                          (10,834)

NET INCOME                                                          722,668               36,394           (47,753)        711,309
PREFERRED STOCK DIVIDEND REQUIREMENTS                               (18,276)              (2,800)                          (21,076)
                                                                 ----------             --------          --------      ----------
NET INCOME FOR COMMON STOCK                                      $  704,392             $ 33,594          ($47,753)     $  690,233
                                                                 ----------             --------          --------      ----------

COMMON SHARES OUTSTANDING - AVERAGE (000)                           235,195               13,616           (13,616)        235,195
BASIC AND DILUTED EARNINGS PER SHARE - CONTINUING OPERATIONS     $     2.99             $   3.27                        $     2.98
                                                                 ==========             ========          ========      ==========
                                     - DISCONTINUED OPERATIONS                            ($0.80)                           ($0.05)
                                                                 ==========             ========          ========      ==========
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK                     $    2.105             $  2.580                        $    2.105
                                                                 ==========             ========          ========      ==========

* Assumes $790 million long-term debt issuance and sale at a 6% interest rate.

                           CONSOLIDATED EDISON, INC.
                           -------------------------
                          CONSOLIDATED BALANCE SHEET
                          --------------------------
          AS AT MARCH 31, 1998, DECEMBER 31, 1997 AND MARCH 31, 1997
          ----------------------------------------------------------


                                                                                    As At
                                                             ---------------------------------------------------
                                                             March 31, 1998     Dec. 31, 1997     March 31, 1997
                                                             --------------     -------------     --------------
                                                                        (Thousands of Dollars)
ASSETS
UTILITY PLANT, AT ORIGINAL COST
    Electric                                                  $ 11,805,558       $ 11,743,745       $ 11,678,164
    Gas                                                          1,759,293          1,741,562          1,665,996
    Steam                                                          582,332            576,206            538,924
    General                                                      1,210,805          1,203,427          1,160,419
                                                              ------------       ------------       ------------
             Total                                              15,357,988         15,264,940         15,043,503
        Less: Accumulated depreciation                           4,481,414          4,392,377          4,371,046
                                                              ------------       ------------       ------------
             Net                                                10,876,574         10,872,563         10,672,457
    Construction work in progress                                  284,725            292,218            309,315
    Nuclear fuel assemblies and components,
        less accumulated amortization                              103,690            102,321            100,720
                                                              ------------       ------------       ------------
                                      NET UTILITY PLANT         11,264,989         11,267,102         11,082,492
                                                              ------------       ------------       ------------
CURRENT ASSETS
    Cash and temporary cash investments                            198,257            183,458             94,903
    Funds held for refunding of debt                                    --            328,874                 --
    Accounts receivable - customer, less
        allowance for uncollectible accounts
        of $22,705, $21,600 and $21,535                            561,655            581,163            570,595
    Other receivables                                               44,983             60,759             36,497
    Regulatory accounts receivable                                   3,888             (1,682)            60,954
    Fuel, at average cost                                           38,985             53,697             45,946
    Gas in storage, at average cost                                 31,137             37,209             22,660
    Materials and supplies, at average cost                        192,698            191,759            203,675
    Prepayments                                                    189,146             75,516            170,852
    Other current assets                                            16,700             16,457             15,453
                                                              ------------       ------------       ------------
                                   TOTAL CURRENT ASSETS          1,277,449          1,527,210          1,221,535
                                                              ------------       ------------       ------------

INVESTMENTS AND NONUTILITY PROPERTY                                331,970            292,397            193,894
                                                              ------------       ------------       ------------

DEFERRED CHARGES
    Enlightened Energy program costs                               102,349            117,807            128,204
    Unamortized debt expense                                       138,262            126,085            128,234
    Recoverable fuel costs                                          25,613             98,301             52,389
    Power contract termination costs                                69,594             80,978             46,848
    Other deferred charges                                         254,270            239,559            289,795
                                                              ------------       ------------       ------------

                                 TOTAL DEFERRED CHARGES            590,088            662,730            645,470
                                                              ------------       ------------       ------------

REGULATORY ASSET-FUTURE FEDERAL
    INCOME TAXES                                                   938,053            973,079            967,977
                                                              ------------       ------------       ------------

                                                  TOTAL       $ 14,402,549       $ 14,722,518       $ 14,111,368
                                                              ============       ============       ============

The accompanying notes are an integral part of these financial statements.


                           CONSOLIDATED EDISON, INC.
                           -------------------------
                          CONSOLIDATED BALANCE SHEET
                          --------------------------
          AS AT MARCH 31, 1998, DECEMBER 31, 1997 AND MARCH 31, 1997
          ----------------------------------------------------------


                                                                                    As At
                                                               ----------------------------------------------
                                                               March 31, 1998  Dec. 31, 1997   March 31, 1997
                                                               --------------  -------------   --------------
                                                                               (Thousands of Dollars)

CAPITALIZATION AND LIABILITIES
CAPITALIZATION
    Common stock, authorized 500,000,000
         shares; outstanding 235,489,650 shares,
         235,489,650 shares and 235,008,078 shares             $  1,482,351    $  1,482,351    $  1,478,647
    Retained earnings                                             4,531,810       4,484,703       4,322,562
    Capital stock expense                                           (36,966)        (36,975)        (34,831)
                                                               ------------    ------------    ------------
TOTAL COMMON SHAREHOLDERS' EQUITY                                 5,977,195       5,930,079       5,766,378
                                                               ------------    ------------    ------------
   Preferred stock
      Subject to mandatory redemption
          7.20%   Series  I                                          47,500          47,500          47,500
          6-1/8%  Series J                                           37,050          37,050          37,050
                                                               ------------    ------------    ------------
        TOTAL SUBJECT TO MANDATORY REDEMPTION                        84,550          84,550          84,550
                                                               ------------    ------------    ------------
      Other preferred stock
          $ 5 Cumulative Preferred                                  175,000         175,000         175,000
            5-3/4%  Series  A                                         7,061           7,061           7,061
            5-1/4%  Series  B                                        13,844          13,844          13,844
            4.65%   Series  C                                        15,330          15,330          15,330
            4.65%   Series  D                                        22,233          22,233          22,233
            6% Convertible Series  B                                     --              --           4,519
                                                               ------------    ------------    ------------
                   TOTAL OTHER PREFERRED STOCK                      233,468         233,468         237,987
                                                               ------------    ------------    ------------
                         TOTAL PREFERRED STOCK                      318,018         318,018         322,537
                                                               ------------    ------------    ------------
   Long-term debt                                                 4,198,152       4,188,906       4,239,066
                                                               ------------    ------------    ------------
                           TOTAL CAPITALIZATION                  10,493,365      10,437,003      10,327,981
                                                               ------------    ------------    ------------
NONCURRENT LIABILITIES
    Obligations under capital leases                                 39,180          39,879          41,958
    Other noncurrent liabilities                                    111,433         106,137          81,800
                                                               ------------    ------------    ------------
                   TOTAL NONCURRENT LIABILITIES                     150,613         146,016         123,758
                                                               ------------    ------------    ------------
CURRENT LIABILITIES
    Long-term debt due within one year                              200,000         529,385         103,762
    Accounts payable                                                377,799         440,114         352,461
    Customer deposits                                               163,983         161,731         159,176
    Accrued taxes                                                   107,989          65,736         109,052
    Accrued interest                                                 66,557          85,613          67,706
    Accrued wages                                                    80,509          82,556          78,300
    Other current liabilities                                       184,551         183,122         145,787
                                                               ------------    ------------    ------------
                   TOTAL CURRENT LIABILITIES                      1,181,388       1,548,257       1,016,244
                                                               ------------    ------------    ------------
PROVISIONS RELATED TO FUTURE FEDERAL INCOME TAXES
 AND OTHER DEFERRED CREDITS
 Accumulated deferred federal income tax                          2,308,092       2,307,835       2,299,747
 Accumulated deferred investment tax credits                        161,490         163,680         170,290
 Other deferred credits                                             107,601         119,727         173,348
                                                               ------------    ------------    ------------
                   TOTAL DEFERRED CREDITS                         2,577,183       2,591,242       2,643,385
                                                               ------------    ------------    ------------
                                  TOTAL                        $ 14,402,549    $ 14,722,518    $ 14,111,368
                                                               ============    ============    ============

The accompanying notes are an integral part of these financial statements.

                           CONSOLIDATED EDISON, INC.
                           -------------------------
                         CONSOLIDATED INCOME STATEMENT
                         -----------------------------
              FOR THE TWELVE MONTHS ENDED MARCH 31, 1998 AND 1997
              ---------------------------------------------------

                                                                                      1998             1997
                                                                                      ----             ---
                                                                                      (Thousands of Dollars)
OPERATING REVENUES
     Electric                                                                   $   5,657,948    $   5,523,800
     Gas                                                                            1,038,031        1,063,225
     Steam                                                                            365,011          391,494
     Non-utility                                                                       72,654          159,480
                                                                                -------------    -------------
                           TOTAL OPERATING REVENUES                                 7,133,644        7,137,999
                                                                                -------------    -------------

OPERATING EXPENSES
     Purchased power                                                                1,355,129        1,321,564
     Fuel                                                                             580,024          540,741
     Gas purchased for resale                                                         490,325          618,553
     Other operations                                                               1,122,458        1,165,863
     Maintenance                                                                      478,600          447,944
     Depreciation and amortization                                                    507,921          487,713
     Taxes, other than federal income tax                                           1,178,391        1,165,187
     Federal income tax                                                               377,796          383,731
                                                                                -------------    -------------
                           TOTAL OPERATING EXPENSES                                 6,090,644        6,131,296
                                                                                -------------    -------------

OPERATING INCOME                                                                    1,043,000        1,006,703

OTHER INCOME (DEDUCTIONS)
     Investment income                                                                 14,082            8,527
     Allowance for equity funds used during construction                                3,161            4,755
     Other income less miscellaneous deductions                                        (4,082)          (7,812)
     Federal income tax                                                                (2,674)             811
                                                                                -------------    -------------
                                      TOTAL OTHER INCOME                               10,487            6,281
                                                                                -------------    -------------

INCOME BEFORE INTEREST CHARGES                                                      1,053,487        1,012,984

Interest on long-term debt                                                            318,464          312,203
Other interest                                                                         13,916           16,893
Allowance for borrowed funds used during construction                                  (1,561)          (2,270)
                                                                                -------------    -------------
                                    NET INTEREST CHARGES                              330,819          326,826
                                                                                -------------    -------------

NET INCOME                                                                            722,668          686,158
PREFERRED STOCK DIVIDEND REQUIREMENTS                                                 (18,276)         (18,429)
                                                                                -------------    -------------
NET INCOME FOR COMMON STOCK                                                     $     704,392    $     667,729
                                                                                =============    =============

COMMON SHARES OUTSTANDING - AVERAGE (000)                                             235,195          234,987
BASIC AND DILUTED EARNINGS PER SHARE                                            $        2.99    $        2.84
                                                                                =============    =============
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK                                    $       2.105    $       2.085
                                                                                =============    =============

CON EDISON SALES
     Electric (Thousands of kilowatthours)
      Con Edison customers                                                         37,626,512       36,962,401
       Delivery service to NYPA and others                                          8,826,642        8,718,372
       Service for municipal agencies                                                 831,459          723,899
                                                                                -------------    -------------
           Total sales in service territory                                        47,284,613       46,404,672
       Off-system sales (A)                                                         2,536,590        4,068,429
     Gas (dekatherms)
        Firm (B)                                                                   90,659,667       93,211,622
        Off-peak firm/interruptible                                                23,248,182       21,656,329
                                                                                -------------    -------------
            Total sales to Con Edison customers                                   113,907,849      114,867,951
        Transportation of customer-owned gas
            NYPA                                                                   15,425,100        7,487,843
            Others                                                                  9,526,866        6,268,814
         Off-system sales                                                          15,785,892       10,949,867
                                                                                -------------    -------------
             Total sales and transportation                                       154,645,707      139,574,475
     Steam (Thousands of pounds)                                                   26,267,547       28,271,763

(A) Includes 865,683 and 1,617,564 thousands of kWh, respectively, subsequently purchased by Con Edison for sale to its customers.

(B)  Includes firm transportation for customer aggregation.

The accompanying notes are an integral part of these financial statements.

                 CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                 ---------------------------------------------
                                 BALANCE SHEET
                                 -------------
          AS AT MARCH 31, 1998, DECEMBER 31, 1997 AND MARCH 31, 1997
          ----------------------------------------------------------

                                                                                               As At
                                                                       ----------------------------------------------------
                                                                       March 31, 1998      Dec. 31, 1997     March 31, 1997
                                                                       --------------      -------------     --------------
                                                                                          (Thousands of Dollars)

ASSETS
UTILITY PLANT, AT ORIGINAL COST
    Electric                                                           $ 11,805,558        $ 11,743,745      $ 11,678,164
    Gas                                                                   1,759,293           1,741,562         1,665,996
    Steam                                                                   582,332             576,206           538,924
    General                                                               1,210,805           1,203,427         1,160,419
                                                                       ------------        ------------      ------------
             Total                                                       15,357,988          15,264,940        15,043,503
        Less: Accumulated depreciation                                    4,481,414           4,392,377         4,371,046
                                                                       ------------        ------------      ------------
             Net                                                         10,876,574          10,872,563        10,672,457
    Construction work in progress                                           284,725             292,218           309,315
    Nuclear fuel assemblies and components,
        less accumulated amortization                                       103,690             102,321           100,720
                                                                       ------------        ------------      ------------
                                    NET UTILITY PLANT                    11,264,989          11,267,102        11,082,492
                                                                       ------------        ------------      ------------
CURRENT ASSETS
    Cash and temporary cash investments                                      98,216             183,458            94,903
    Funds held for refunding of debt                                             --             328,874                --
    Accounts receivable - customer, less
        allowance for uncollectible accounts
        of $22,372, $21,600 and $21,535                                     541,322             581,163           570,595
    Other receivables                                                        43,780              60,759            36,497
    Regulatory accounts receivable                                            3,888              (1,682)           60,954
    Fuel, at average cost                                                    38,985              53,697            45,946
    Gas in storage, at average cost                                          29,577              37,209            22,660
    Materials and supplies, at average cost                                 192,698             191,759           203,675
    Prepayments                                                             188,321              75,516           170,852
    Other current assets                                                     16,688              16,457            15,453
                                                                       ------------        ------------      ------------
                            TOTAL CURRENT ASSETS                          1,153,475           1,527,210         1,221,535
                                                                       ------------        ------------      ------------

INVESTMENTS AND NONUTILITY PROPERTY                                         244,370             292,397           193,894
                                                                       ------------        ------------      ------------

DEFERRED CHARGES
    Enlightened Energy program costs                                        102,349             117,807           128,204
    Unamortized debt expense                                                138,262             126,085           128,234
    Recoverable fuel costs                                                   25,613              98,301            52,389
    Power contract termination costs                                         69,594              80,978            46,848
    Other deferred charges                                                  254,270             239,559           289,795
                                                                       ------------        ------------      ------------

                          TOTAL DEFERRED CHARGES                            590,088             662,730           645,470
                                                                       ------------        ------------      ------------

REGULATORY ASSET-FUTURE FEDERAL
    INCOME TAXES                                                            938,053             973,079           967,977
                                                                       ------------        ------------      ------------

                                       TOTAL                           $ 14,190,975        $ 14,722,518      $ 14,111,368
                                                                       ============        ============      ============

The accompanying notes are an integral part of these financial statements.



                 CONSOLIDATED EDISON COMPANY OF NEW YORK INC.
                 --------------------------------------------
                                 BALANCE SHEET
                                 -------------
           AS AT MARCH 31, 1998, DECEMBER 31,1997 AND MARCH 31, 1997
           ---------------------------------------------------------

                                                                             As At
                                                   ---------------------------------------------------
                                                   March 3l, 1998     Dec. 31, 1997     March 31, 1997
                                                   --------------     -------------     --------------
                                                                  (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common Stock                                     $    1,482,351     $   1,482,351     $    1,478,647
  Retained earnings                                     4,335,539         4,484,703          4,322,562
  Capital stock expense                                   (36,966)          (36,975)           (34,531)
                                                   --------------     -------------     --------------
TOTAL COMMON SHAREHOLDERS' EQUITY                       5,780,924         5,930,079          5,766,378
                                                   --------------     -------------     --------------
 Preferred stock
  Subject to mandatory redemption
    7.20%  Series I                                        47,500            47,500             47,500
    6-1/8% Series J                                        37,050            37,050             37,050
                                                   --------------     -------------     --------------
   TOTAL SUBJECT TO MANDATORY REDEMPTION                   84,550            84,550             84,550
                                                   --------------     -------------     --------------
  Other preferred stock
    $ 5 Cumulative Preferred                              175,000           175,000            175,000
      5-3/4% Series A                                       7,061             7,061              7,061
      5-1/4% Series B                                      13,844            13,844             13,844
      4.65%  Series C                                      15,330            15,330             15,330
      4.65%  Series D                                      22,233            22,233             22,233
      6% Convertible Series 8                                   -                 -              4,519
                                                   --------------     -------------     --------------
            TOTAL OTHER PREFERRED STOCK                   233,468           233,468            237,987
                                                   --------------     -------------     --------------
                  TOTAL PREFERRED STOCK                   318,018           318,018            322,537
                                                   --------------     -------------     --------------
 Long-term debt                                         4,198,152         4,188,906          4,239,066
                                                   --------------     -------------     --------------
                   TOTAL CAPITALIZATION                10,297,094        10,437,003         10,327,981
                                                   --------------     -------------     --------------

NONCURRENT LIABILITIES
  Obligations under capital leases                         39,180            39,879             41,958
  Other noncurrent liabilities                            111,433           106,137             81,800
                                                   --------------     -------------     --------------
            TOTAL NONCURRENT LIABILITIES                  150,613           146,016            123,758
                                                   --------------     -------------     --------------

CURRENT LIABILITIES
  Long-term debt due within one year                      200,000           529,385            103,762
  Accounts payable                                        356,606           440,114            352,461
  Customer deposits                                       163,983           161,731            159,176
  Accrued taxes                                           116,795            65,736            109,052
  Accrued interest                                         66,557            85,613             67,706
  Accrued wages                                            80,509            82,556             78,300
  Other current liabilities                               181,635           183,122            145,787
                                                   --------------     -------------     --------------
              TOTAL CURRENT LIABILITIES                 1,166,085         1,548,257          1,016,244
                                                   --------------     -------------     --------------

PROVISIONS RELATED TO FUTURE FEDERAL INCOME
 TAXES AND OTHER DEFERRED CREDITS
 Accumulated deferred federal income tax                2,308,092         2,307,835          2,299,747
 Accumulated deferred investment tax credits              161,490           163,680            170,290
 Other deferred credits                                   107,601           119,727            173,348
                                                   --------------     -------------     --------------
              TOTAL DEFERRED CREDITS                    2,577,183         2.591,242          2,643,385
                                                   --------------     -------------     --------------
                               TOTAL               $   14,190,975     $  14,722,518     $   14,111,368
                                                   ==============     =============     ==============

The accompanying notes are an integral part of these financial statements.

                 CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                 ---------------------------------------------
                               INCOME STATEMENT
                               ----------------
              FOR THE TWELVE MONTHS ENDED MARCH 31, 1998 AND 1997
              ---------------------------------------------------

                                                                                               1998                         1997
                                                                                          -------------                -------------
                                                                                                     (Thousands of Dollars)
OPERATING REVENUES
 Electric                                                                                 $  5,660,384                 $  5,523,800
 Gas                                                                                         1,038,575                    1,063,225
 Steam                                                                                         365,415                      391,494
                                                                                          ------------                 ------------
      TOTAL OPERATING REVENUES                                                               7,064,374                    6,978,519
                                                                                          ------------                 ------------

OPERATING EXPENSES
 Purchased power                                                                             1,344,276                    1,321,564
 Fuel                                                                                          580,024                      540,741
 Gas purchased for resale                                                                      421,216                      460,143
 Other operations                                                                            1,114,224                    1,162,695
 Maintenance                                                                                   478,600                      447,944
 Depreciation and amortization                                                                 507,079                      487,599
 Taxes, other than federal income tax                                                        1,178,237                    1,165,125
 Federal income tax                                                                            384,910                      384,260
                                                                                          ------------                 ------------
      TOTAL OPERATING EXPENSES                                                               6,008,566                    5,970,071
                                                                                          ------------                 ------------

OPERATING INCOME                                                                             1,055,808                    1,008,448

OTHER INCOME (DEDUCTIONS)
 Investment income                                                                              11,753                        7,734
 Allowance for equity funds used during construction                                             3,160                        4,755
 Other income less miscellaneous deductions                                                    (17,979)                      (9,293)
 Federal income tax                                                                              2,836                        1,340
                                                                                          ------------                 ------------
      TOTAL OTHER INCOME                                                                          (230)                       4,536
                                                                                          ------------                 ------------

INCOME BEFORE INTEREST CHARGES                                                               1,055,578                    1,012,984

Interest on long-term debt                                                                     318,464                      312,203
Other interest                                                                                  13,916                       16,893
Allowance for borrowed funds used during construction                                           (1,561)                      (2,270)
                                                                                          ------------                 ------------
      NET INTEREST CHARGES                                                                     330,819                      326,826
                                                                                          ------------                 ------------

NET INCOME                                                                                     724,759                      686,158
PREFERRED STOCK DIVIDEND REQUIREMENTS                                                          (18,276)                     (18,429)
                                                                                          ------------                 ------------
NET INCOME FOR COMMON STOCK                                                               $    706,483                 $    667,729
                                                                                          ============                 ============

CON EDISON SALES
 Electric (Thousands of kilowatthours)
  Con Edison customers                                                                      37,626,512                   36,962,401
   Delivery service to NYPA and others                                                       8,826,642                    8,718,372
   Service for municipal agencies                                                              831,459                      723,899
                                                                                          ------------                 ------------
      Total sales in service territory                                                      47,284,613                   46,404,672
   Off-system sales (A)                                                                      2,536,590                    4,068,429
 Gas (dekatherms)
   Firm (B)                                                                                 90,659,667                   93,211,622
   Off-peak firm/interruptible                                                              23,248,182                   21,656,329
                                                                                          ------------                 ------------
       Total sales to Con Edison customers                                                 113,907,849                  114,867,951
   Transportation of customer-owned gas
       NYPA                                                                                 15,425,100                    7,487,843
       Others                                                                                9,526,866                    6,268,814
   Off-system sales                                                                         15,785,892                   10,949,867
                                                                                          ------------                 ------------
        Total sales and transportation                                                     154,645,707                  139,574,475
 Steam (Thousands of pounds)                                                                26,267,547                   28,271,763

(A) Includes 865,683 and 1,617,564 thousands of kWh, respectively, subsequently purchased by Con Edison for sale to its customers.
(B)  Includes firm transportation for customer aggregation.

The accompanying notes are an integral part of these financial statements.

                      ORANGE AND ROCKLAND UTILITIES, INC.
                      -----------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                                    ASSETS
                                    ------
                            (THOUSANDS OF DOLLARS)


                                                                    MARCH 31,
                                                                       1998
                                                                   -----------
UTILITY PLANT:
--------------
    Electric                                                         $883,109
    Gas                                                               231,915
    Common                                                             64,502
                                                                   -----------
           Utility Plant in Service                                 1,179,526
    Less accumulated depreciation                                     427,990
                                                                   -----------
          Net Utility Plant in Service                                751,536
    Construction work in progress                                      67,317
                                                                   -----------
          Net Utility Plant                                           818,853
                                                                   -----------

NONUTILITY PROPERTY AND INVESTMENTS:
------------------------------------
    Nonutility property                                                   264
    Less accumulated depreciation, depletion
          and amortization                                                166
    Investment in subsidiary companies                                115,992
                                                                   -----------
          Net Nonutility Property                                     116,090
                                                                   -----------

CURRENT ASSETS:
---------------
    Cash and cash equivalents                                           2,482
    Temporary cash investments                                              0
    Customer accounts receivable, less allowance for
          uncollectible accounts of $2,312                             48,950
    Accrued utility revenue                                            17,550
    Other accounts receivable, less allowance for
     uncollectible accounts of $226                                     8,690
    Receivable from associated companies                               11,086
    Materials and supplies (at average cost)                           18,852
    Prepaid property taxes                                             22,275
    Prepayments and other current assets                               22,562
                                                                   -----------
           Total Current Assets                                       152,447
                                                                   -----------

DEFERRED DEBITS:
----------------
    Income tax recoverable in future rates                             67,359
    Deferred revenue taxes                                              4,170
    Deferred pension and other postretirement benefits                  2,049
    IPP settlement costs                                               10,387
    Unamortized debt expense (amortized over term
         of securities)                                                 8,914
    Other deferred debits                                              23,387
                                                                   -----------
           Total Deferred Debits                                      116,266
                                                                   -----------

           TOTAL                                                   $1,203,656
                                                                   ===========



                      ORANGE AND ROCKLAND UTILITIES, INC.
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                        CAPITALIZATION AND LIABILITIES
                        ------------------------------
                            (THOUSANDS OF DOLLARS)
                            ----------------------

                                                                                     March 31,
                                                                                       1998
                                                                                 -------------------
CAPITALIZATION:
---------------
    Common stock (13,518,737 shares outstanding)                                      $      67,594
    Premium on capital stock                                                                132,300
    Capital stock expense                                                                    (6,030)
    Retained earnings                                                                       183,625
                                                                                 -------------------
           Total Common Stock                                                               377,489
                                                                                 -------------------

   Non-redeemable preferred stock (428,443 shares outstanding)                               42,844
   Non-redeemable cumulative preference stock
      (11,548 shares outstanding)                                                               376
                                                                                 -------------------
           Total Non-Redeemable Stock                                                        43,220
                                                                                 -------------------
    Long-term debt                                                                          314,022
                                                                                 -------------------

           Total Capitalization                                                             734,731
                                                                                 -------------------

NON-CURRENT LIABILITIES:
-----------------------
    Reserve for claims and damages                                                            4,011
    Postretirement benefits                                                                   6,414
    Pension costs                                                                            44,841
    Obligations under capital leases                                                          1,600
                                                                                 -------------------
           Total Non-current Liabilities                                                     56,866
                                                                                 -------------------

CURRENT LIABILITIES:
--------------------
    Long-term debt and obligations due within one year                                      143,685
    Accounts payable                                                                         37,795
    Payable to associated companies                                                              81
    Accrued Federal income and other taxes                                                    8,281
    Refundable fuel and gas costs                                                             7,502
    Refunds to customers                                                                        808
    Other current liabilities                                                                22,801
                                                                                 -------------------
           Total Current Liabilities                                                        220,953
                                                                                 -------------------

DEFERRED TAXES AND OTHER:
------------------------
    Deferred Federal income taxes                                                           169,011
    Deferred investment tax credits                                                          12,149
    Accrued IPP settlement agreements                                                             0
    Accrued Order 636 transition costs                                                        1,340
    Other deferred credits                                                                    8,606
                                                                                 -------------------
           Total Deferred Taxes and Other                                                   191,106
                                                                                 -------------------

           Total                                                                      $   1,203,656
                                                                                 ===================

                      ORANGE AND ROCKLAND UTILITIES, INC.
                       Consolidated Statement of Income


                                                                                        For the Year Ended
                                                                   -------------------------------------------------------------
                                                                     March 31,     December 31,     December 31,    December 31,
                                                                       1998           1997              1996            1995
OPERATING REVENUES:
     Electric                                                         331,539        333,689            336,509         321,737
     Gas                                                              149,103        168,331            176,319         140,033
     Electric sales to other utilities                                 78,446         78,743             74,457          70,854
                                                                   -------------------------------------------------------------
         Total Utility Revenues                                       559,088        580,763            587,285         532,624
     Diversified activities                                                 0              0                  0               0
                                                                   -------------------------------------------------------------

         Total Operating Revenues                                     559,088        580,763            587,285         532,624
                                                                   -------------------------------------------------------------

OPERATING EXPENSES:
     Operations:
         Fuel used in electric production                              72,611         70,298             57,745          70,495
         Electricity purchased for resale                              62,414         65,276             73,539          53,557
         Gas purchased for resale                                      82,105         99,418            101,754          71,602
         Other expenses of operation                                  117,541        116,534            121,199         105,792
     Maintenance                                                       29,613         31,589             31,840          36,025
     Depreciation and amortization                                     30,500         31,305             27,732          33,043
     Taxes other than income taxes                                     77,943         78,676             78,919          74,229
     Federal income taxes                                              19,192         20,194             22,860          22,682
                                                                   -------------------------------------------------------------
         Total Operating Expenses                                     491,919        513,290            515,588         467,425
                                                                   -------------------------------------------------------------

INCOME FROM OPERATIONS                                                 67,169         67,473             71,697          65,199

OTHER INCOME AND DEDUCTIONS:
     Allowance for other funds used during construction                     0              0                  0               9
     Investigation and litigation costs                                   490         (2,167)            (1,385)         (5,575)
     Other - net                                                         (170)           (75)            (2,256)           (589)
     Equity in earnings of subsidiary companies                        (2,218)        (7,896)             5,050           5,163
     Taxes other than income taxes                                       (209)          (206)              (184)            (99)
     Federal income taxes                                                 814          1,745              1,279           3,038
                                                                   -------------------------------------------------------------
         Total Other Income and Deductions                             (1,293)        (8,599)             2,504           1,947
                                                                   -------------------------------------------------------------

INCOME FROM OPERATIONS                                                 65,876         58,874             74,201          67,146

INTEREST CHARGES:
     Interest on long-term debt                                        20,139         20,116             20,844          23,186
     Other interest                                                    10,003          9,392              6,283           4,905
     Amortization of debt premium and expense - net                     1,079          1,208              1,321           1,252
     Allowance for borrowed funds used during construction             (1,739)        (1,348)              (550)           (770)
                                                                   -------------------------------------------------------------

         Total Interest Charges                                        29,482         29,368             27,898          28,573
                                                                   -------------------------------------------------------------

NET INCOME                                                             36,394         29,506             46,303          38,573

Dividends on preferred and preference stock,
 at required times                                                      2,800          2,800              3,024           3,135
                                                                   -------------------------------------------------------------

Earnings applicable to common stock                                    33,594         26,706             43,279          35,438
                                                                   =============================================================

Average number of common shares outstanding                        13,615,538     13,649,079         13,653,952      13,653,613

Earnings per average common share outstanding                            2.47           1.96               3.17            2.60

                           ROCKLAND ELECTRIC COMPANY
                           -------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                                    ASSETS
                                    ------
                            (THOUSANDS OF DOLLARS)


                                                                    MARCH 31,
                                                                      1998
                                                                    ---------
UTILITY PLANT:
--------------
    Electric                                                        $158,398
    Less accumulated depreciation                                     50,748
                                                                    ---------
          Net Utility Plant in Service                               107,650
    Construction work in progress                                      2,652
                                                                    ---------
          Net Utility Plant                                          110,302
                                                                    ---------

NONUTILITY PROPERTY AND INVESTMENTS:
------------------------------------
    Nonutility property                                                  118
    Less accumulated depreciation, depletion
          and amortization                                                20
                                                                    ---------
          Net Nonutility Property                                         98
                                                                    ---------

CURRENT ASSETS:
---------------
    Cash and cash equivalents                                         20,415
    Temporary cash investments                                             0
    Customer accounts receivable, less allowance for
          uncollectible accounts of $265                              11,229
    Accrued utility revenue                                            1,850
    Other accounts receivable, less allowance for
     uncollectible accounts of $79                                       943
    Receivable from associated companies                                 227
    Materials and supplies (at average cost)                           6,103
    Prepaid property taxes                                                25
    Prepayments and other current assets                                 590
                                                                    ---------
           Total Current Assets                                       41,382
                                                                    ---------

DEFERRED DEBITS:
----------------
    Income tax recoverable in future rates                             7,386
    Deferred revenue taxes                                             6,271
    Deferred pension and other postretirement benefits                 5,927
    IPP settlement costs                                               2,078
    Unamortized debt expense (amortized over term
         of securities)                                                2,017
    Other deferred debits                                              9,192
                                                                    ---------
           Total Deferred Debits                                      32,871
                                                                    ---------

NET ASSETS OF DISCONTINUED OPERATIONS:                                 1,476
--------------------------------------                              ---------

           TOTAL                                                    $186,129
                                                                    =========




                           ROCKLAND ELECTRIC COMPANY
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                        CAPITALIZATION AND LIABILITIES
                        ------------------------------
                            (THOUSANDS OF DOLLARS)
                            ----------------------

                                                                  MARCH 31,
                                                                     1998
                                                                  ----------
CAPITALIZATION:
---------------
    Common stock (112,000 shares outstanding)                       $11,200
    Capital stock expense                                               (20)
    Retained earnings                                                86,498
                                                                  ----------
           Total Common Stock                                        97,678
                                                                  ----------

    Long-term debt                                                   39,931
                                                                  ----------

           Total Capitalization                                     137,609
                                                                  ----------

NON-CURRENT LIABILITIES:
------------------------
    Reserve for claims and damages                                      176
    Postretirement benefits                                           6,693
    Capital lease obligations                                             4
                                                                  ----------
           Total Non-current Liabilities                              6,873
                                                                  ----------

CURRENT LIABILITIES:
--------------------
    Long-term debt and obligations due within one year                    0
    Accounts payable                                                    986
    Payable to associated companies                                  10,529
    Accrued Federal income and other taxes                            2,309
    Refunds to customers                                                457
    Other current liabilities                                         2,098
                                                                  ----------
           Total Current Liabilities                                 16,379
                                                                  ----------

DEFERRED TAXES AND OTHER:
-------------------------
    Deferred Federal income taxes                                    22,091
    Deferred investment tax credits                                   2,075
    Accrued IPP settlement agreements                                     0
    Other deferred credits                                            1,102
                                                                  ----------
           Total Deferred Taxes and Other                            25,268
                                                                  ----------

           Total                                                   $186,129
                                                                  ==========

                            ROCKLAND ELECTRIC COMPANY
                               Statement of Income

                                                                                        For the Year Ended
                                                              ---------------------------------------------------------------------
                                                               March 31,       December 31,        December 31,      December 31,
                                                                 1998              1997               1996               1995
                                                                                     (Thousands of Dollars)
OPERATING REVENUES:
     Electric                                                   135,489          136,203            134,848           133,038
     Diversified activities                                          52               17                  0                 4
                                                              ---------------------------------------------------------------------

         Total Operating Revenues                               135,541          136,220            134,848           133,042
                                                              ---------------------------------------------------------------------

OPERATING EXPENSES:
     Operations:
         Electricity purchased for resale                        67,027           69,075             68,724            67,116
         Fuel used in electric production                           416           (1,059)            (2,754)           (1,374)
         Other expenses of operation                             28,881           28,243             27,642            27,020
     Maintenance                                                  3,641            3,504              4,686             4,959
     Depreciation and amortization                                4,198            4,169              4,072             4,032
     Taxes other than income taxes                               18,081           19,674             19,395            19,010
     Federal income taxes                                         3,611            3,513              3,234             2,917
                                                              ---------------------------------------------------------------------
         Total Operating Expenses                               125,855          127,119            124,999           123,680
                                                              ---------------------------------------------------------------------

INCOME FROM OPERATIONS                                            9,686            9,101              9,849             9,362

OTHER INCOME AND DEDUCTIONS:
     Allowance for other funds used during construction              21               40                 20                18
     Investigation and litigation costs                             133             (568)              (399)           (1,578)
     Other - net                                                  1,703            1,005                690             1,064
     Equity in earnings of subsidiary companies                       0                0                  0                 0
     Taxes other than income taxes                                  (64)             (63)               (61)              (64)
     Federal income taxes                                          (479)              39               (608)              282
                                                              ---------------------------------------------------------------------
         Total Other Income and Deductions                        1,314              453               (358)             (278)
                                                              ---------------------------------------------------------------------

INCOME FROM OPERATIONS                                           11,000            9,554              9,491             9,084

INTEREST CHARGES:
     Interest on long-term debt                                   2,613            2,841              3,118             3,176
     Other interest                                                 197             (349)              (127)              (75)
     Amortization of debt premium and expense - net                 324              309                138               139
     Allowance for borrowed funds used during construction          (33)             (42)               (12)              (25)
                                                              ---------------------------------------------------------------------

         Total Interest Charges                                   3,101            2,759              3,117             3,215
                                                              ---------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS                                 7,899            6,795              6,374             5,869

Discontinued Operations:
     Operating income (loss) - net of taxes                      (2,140)          (6,738)            (1,844)             (807)
     Estimated loss on disposal                                  (8,694)          (8,694)                 0                 0
                                                              ---------------------------------------------------------------------
         Income (Loss) from Discontinued Operations             (10,834)         (15,432)            (1,844)             (807)
                                                              ---------------------------------------------------------------------

Earnings applicable to common stock                              (2,935)          (8,637)             4,530             5,062
                                                              =====================================================================

Average number of common shares outstanding                     112,000          112,000            112,000           112,000

Earnings per average common share outstanding                    (26.21)          (77.12)             40.45             45.20

                       PIKE COUNTY LIGHT & POWER COMPANY
                                Balance Sheets
                                --------------
                                    Assets
                                    ------

                                                                     March 31,
                                                                       1998
                                                                    -----------
UTILITY PLANT:
-------------
    Electric                                                        $7,307,305
    Gas                                                                855,422
    Common                                                              68,406
                                                                    -----------
           Utility Plant in Service                                  8,231,133
    Less accumulated depreciation                                    2,035,181
                                                                    -----------
          Net Utility Plant in Service                               6,195,952
    Construction work in progress                                      152,882
                                                                    -----------
          Net Utility Plant                                          6,348,834
                                                                    -----------

NONUTILITY PROPERTY AND INVESTMENTS:
-----------------------------------
    Nonutility property                                                 39,365
    Less accumulated depreciation, depletion
          and amortization                                              15,226
                                                                    -----------
          Net Nonutility Property                                       24,139
                                                                    -----------

CURRENT ASSETS:
--------------
    Cash and cash equivalents                                          308,125
    Temporary cash investments                                               0
    Customer accounts receivable, less allowance for
          uncollectible accounts of $50,453                            376,632
    Accrued utility revenue                                            448,141
    Other accounts receivable, less allowance for
     uncollectible accounts of $500                                     29,729
    Receivable from associated companies                                 4,179
    Materials and supplies (at average cost)                           257,247
    Prepaid property taxes                                               1,623
    Prepayments and other current assets                               285,751
                                                                    -----------
           Total Current Assets                                      1,711,427
                                                                    -----------

DEFERRED DEBITS:
---------------
    Income tax recoverable in future rates                             608,101
    Deferred revenue taxes                                              25,015
    Deferred pension and other postretirement benefits                  74,164
    IPP settlement costs                                               159,221
    Unamortized debt expense (amortized over term
         of securities)                                                 47,682
    Other deferred debits                                              245,202
                                                                    -----------
           Total Deferred Debits                                     1,159,385
                                                                    -----------

           TOTAL                                                    $9,243,785
                                                                    ===========






                       PIKE COUNTY LIGHT & POWER COMPANY
                                Balance Sheets
                                --------------
                        Capitalization and Liabilities
                        ------------------------------

                                                                  March 31,
                                                                    1998
                                                                 -----------
CAPITALIZATION:
--------------
    Common stock (2,740 shares outstanding)                      $  137,000
    Premium on capital stock                                        500,000
    Retained earnings                                             2,919,779
                                                                 -----------
           Total Common Stock                                     3,556,779
                                                                 -----------

    Long-term debt                                                2,683,500
                                                                 -----------

           Total Capitalization                                   6,240,279
                                                                 -----------

NON-CURRENT LIABILITIES:
-----------------------
    Postretirement benefits                                          99,056
                                                                 -----------
           Total Non-current Liabilities                             99,056
                                                                 -----------

CURRENT LIABILITIES:
-------------------
    Long-term debt and obligations due within one year                    0
    Accounts payable                                                 25,497
    Payable to associated companies                               1,294,555
    Accrued Federal income and other taxes                            1,173
    Refundable fuel and gas costs                                   160,340
    Refunds to customers                                             28,000
    Other current liabilities                                       105,691
                                                                 -----------
           Total Current Liabilities                              1,615,256
                                                                 -----------

DEFERRED TAXES AND OTHER:
------------------------
    Deferred Federal income taxes                                 1,180,276
    Deferred investment tax credits                                  65,758
    Accrued IPP settlement agreements                                     0
    Accrued Order 636 transition costs                                    0
    Other deferred credits                                           43,160
                                                                 -----------
           Total Deferred Taxes and Other                         1,289,194
                                                                 -----------

           Total                                                 $9,243,785
                                                                 ===========

                       PIKE COUNTY LIGHT & POWER COMPANY
                       Consolidated Statement of Income

                                                                                          For the Year Ended
                                                              ---------------------------------------------------------------------
                                                               March 31,         December 31,        December 31,     December 31,
                                                                 1998                1997                1996             1995
OPERATING REVENUES:
     Electric                                                  5,392,213           5,305,996          5,225,782        5,335,218
     Gas                                                         837,941             840,434            766,852          686,075
                                                              ---------------------------------------------------------------------

     Total Operating Revenues                                  6,230,154           6,146,430          5,992,634        6,021,293
                                                              ---------------------------------------------------------------------

OPERATING EXPENSES:
     Operations:
         Electricity purchased for resale                      2,684,560           2,783,220          2,864,554        2,731,272
         Fuel used in electric production                         95,549              22,238            (74,450)         (79,130)
         Gas purchased for resale                                591,378             591,214            473,542          443,148
         Other expenses of operation                           1,371,030           1,328,893          1,175,132          998,025
     Maintenance                                                 352,914             180,763            106,139          202,383
     Depreciation and amortization                               220,897             223,759            204,317          181,720
     Taxes other than income taxes                               371,893             374,067            333,277          367,350
     Federal income taxes                                         78,668             122,075            189,282          258,685
                                                              ---------------------------------------------------------------------
         Total Operating Expenses                              5,766,889           5,626,229          5,271,793        5,103,453
                                                              ---------------------------------------------------------------------

INCOME FROM OPERATIONS                                           463,265             520,201            720,841          917,840

OTHER INCOME AND DEDUCTIONS:
     Allowance for other funds used during construction                0                   0                 81                0
     Investigation and litigation costs                            5,848             (26,069)           (16,380)         (64,953)
     Other - net                                                  (5,147)             (4,413)            (3,525)         102,601
     Taxes other than income taxes                                (1,094)             (1,082)              (639)            (433)
     Federal income taxes                                            771              11,971             (9,395)         (11,205)
                                                              ---------------------------------------------------------------------
         Total Other Income and Deductions                           378             (19,593)           (29,858)          26,010
                                                              ---------------------------------------------------------------------

INCOME FROM OPERATIONS                                            463,643            500,608            690,983          943,850

INTEREST CHARGES:
     Interest on long-term debt                                   258,615            258,615            258,615          258,615
     Other interest                                                26,545             29,638             51,415           69,794
     Amortization of debt premium and expense - net                 3,291              3,291              3,291            3,291
     Allowance for borrowed funds used during construction           (478)               (44)            (4,033)          (4,735)
                                                              ---------------------------------------------------------------------

         Total Interest Charges                                   287,973            291,500            309,288          326,965
                                                              ---------------------------------------------------------------------

Net Income                                                        175,670            209,108            381,695          616,885
                                                              =====================================================================

Average number of common shares outstanding                         2,740              2,740              2,740            2,740

Earnings per average common share outstanding                       64.11              76.32             139.30           225.14